Registration No. 333-90080

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3

Pre-effective Amendment No. 2

REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

Exabyte Corporation
(Exact name of Registrant as specified in its charter)

Delaware	84-0988566
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1685 38th Street
Boulder, Colorado 80301
(303) 417-7292
(Address, including zip code, and telephone number, including area code, of
Registrant's principal executive offices)

Stephen F. Smith, Esq.
Vice President, General Counsel and Secretary
1685 38th Street
Boulder, Colorado 80301
(303) 417-7453
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Mark Levy
Holland & Hart LLP
555 Seventeenth Street, Suite 3200
Denver, CO 80202-3979
(303) 295-8000

Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (1)
Common Stock, $.001 par value per share	25,853,013(2)(3)	$1.01(1)	$26,111,543	$2,402 (4)
Common Stock, $.001 par value per share	6,623,920	$0.94(8)	$6,266,485	$573
Series G Convertible Preferred Stock, $.001 par value per share	1,500,000	$2.00(5)	$3,000,000	$276 (5)
Series I Convertible Preferred Stock, $.001 par value per share	8,437,500	$2.00(6)	$16,875,000	$1,553 (6)
Warrants to Purchase Common Stock, $.001 par value per share	14,145,012 (7)	(7)	(7)	$ 0 (7)
TOTAL			$52,213,028	$573 (4)(5)(6)

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the high and low prices of the Registrant's common stock as reported on the Nasdaq National Market on June 6, 2002, which was the day prior to filing this registration statement.

(2) Represents the number of shares of common stock subject to issuance (a) upon conversion of 8,437,500 shares of Exabyte's Series I preferred stock, par value $.001 per share or, if applicable, upon the exercise of any warrant issued upon redemption or involuntary retirement of shares of Series I preferred stock, (b) upon conversion of 9,650,000 shares of Exabyte's Series H preferred stock, par value $.001 per share, (c) upon conversion of 1,500,000 shares of Exabyte's Series G preferred stock, par value $.001 per share, and (d) as payment of dividends.

(3) In addition to the shares set forth in the table, pursuant to Rule 416 under the Securities Act of 1933, as amended, the amount to be registered includes an indeterminate number of shares of common stock as this amount may be adjusted as a result of stock splits, stock combinations, stock dividends or similar transactions affecting such preferred stock.

(4) Previously paid $2,402 on June 7, 2002, which amount has been subtracted from this filing fee.

(5) Previously paid $276 on July 26, 2002, which amount has been subtracted from this filing fee. Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457. Because there currently is no public market for these securities, the estimated maximum offering price per unit is calculated as $2.00 per share, which is also the original issue price.

(6) Previously paid $1,553 on July 26, 2002, which amount has been subtracted from this filing fee. Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457. Because there currently is no public market for these securities, the estimated maximum offering price per unit is calculated as two times the original per share issue price of these securities.

(7) The warrants being registered will be issued only in the event that the Series I convertible preferred stock is redeemed or otherwise involuntarily retired for no additional consideration and are exercisable for the same shares of common stock into which the Series I preferred stock so redeemed is convertible; the amount of warrants registered represents such number of shares of common stock. The shares of common stock underlying the warrants are being registered in this registration statement. Pursuant to Rule 457(g) no registration fee is required for the warrants.

(8) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the high and low prices of the Registrant's common stock as reported on the Nasdaq National Market on August 1, 2002.

PROSPECTUS

SUBJECT TO COMPLETION, DATED AUGUST 5, 2002

The information in this prospectus is not complete and may be changed. The securities may not be sold until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

EXABYTE CORPORATION

UP TO 32,476,933 SHARES OF COMMON STOCK
1,500,000 SHARES OF SERIES G CONVERTIBLE PREFERRED STOCK
8,437,500 SHARES OF SERIES I CONVERTIBLE PREFERRED STOCK
AND
WARRANTS TO PURCHASE SHARES OF COMMON STOCK

_______________________________________

This prospectus covers:

               --     32,476,933 shares of common stock consisting of 6,623,920 shares of common stock owned by certain holders of Exabyte's Series H preferred stock or their transferees and of 25,853,013 shares of common stock that will be or have been issued:

                             -   Upon conversion of 8,437,500 shares of Exabyte's Series I preferred stock,
                                 $0.001 par value, or, if applicable, upon the exercise of warrants that may be issued upon redemption or other involuntary retirement of the Series I preferred stock.

                             -   Upon conversion of 9,650,000 shares of Exabyte's Series H preferred stock, par value $0.001 per share.

                             -   Upon conversion of 1,500,000 shares of Exabyte's Series G preferred stock, par value $0.001 per share.

                             -   As payment of dividends on the Series G preferred stock.

               --     1,500,000 shares of Exabyte's Series G preferred stock.

               --     8,437,500 shares of Exabyte's Series I preferred stock.

               --     Warrants that may be issued upon redemption or other involuntary retirement of the above described number of Series I preferred stock.

The persons identified under the heading "Selling Stockholders", and any other person who obtains the right to sell the securities using this prospectus, may sell the securities registered on the Registration Statement from time to time.

Each of the selling stockholders may sell the securities in the open market at prevailing market prices or in private transactions at negotiated prices. The selling stockholders may sell the securities directly or through underwriters, brokers or dealers. Underwriters, brokers or dealers may receive discounts, concession or commissions from the selling stockholders or from the purchasers, and this compensation might be in excess of the compensation customary in the type of transaction involved. See "Plan of Distribution".

We will not receive any proceeds from the sale of securities by the selling stockholders. We will not be paying any underwriting commissions or discounts in the offering of these securities. We will, however, be paying for certain expenses incurred in the offering of the securities.

Our common stock is traded on the Nasdaq National Market under the trading symbol "EXBT." On August 1, 2002, the closing sale price of the common stock on the Nasdaq National Market was $0.9992. There is no public market for the Series G preferred stock, the Series I preferred stock or the warrants.

Our principal executive offices are located at 1685 38th Street, Boulder, Colorado 80301, and our telephone number is (303) 442-4333.

Investing in the securities involves certain risks. See "Risk Factors" beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this prospectus or determined if this prospectus is truthful or adequate. Any representation to the contrary is a criminal offense.

The date of this prospectus is ___________, 2002.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

ABOUT THIS PROSPECTUS

This prospectus constitutes part of a registration statement on Form S-3 that has been filed with the SEC. SEC rules permit us to omit certain of the information contained in the registration statement. For such information, please refer to the registration statement on file with the SEC, including the exhibits to the registration statement.

EXABYTE

Our business and operating history is described in our reports on Forms 10-K and 10-Q that are specifically incorporated by reference into this prospectus. You are urged to refer to those documents and consider them together with the following information prior to making any investment decision in the securities being offered. For a discussion of certain risks related to our business model and operations, please read "Risk Factors - Risks Associated with Our Operations and Financial Results", as well as the other information discussed in the "Risk Factors" section of this prospectus.

RISK FACTORS

1. General Information About These Risk Factors

Following is a discussion of certain risks that may impact our business. If any of the following risks actually occurs, our business could be harmed. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business.

1.1 These risk factors contain important information about our business and you should read them carefully.

You should carefully consider the risks described below. If any of the following risks should actually occur, our business, prospects, financial condition or results of operations would likely suffer. In such case, the trading price of Exabyte common stock or other securities could fall, and you may lose all or part of your investment. We furnish you these risk factors to describe how you may be financially hurt by owning Exabyte securities rather than how you may be financially benefited by taking a short position in our securities or by taking any other position which results in profits upon a drop in the securities price. If you are in a short position you face different risks that are not contemplated in this document.

1.2 You should read these risk factors together.

You should look at all of the risk factors in total. Some risk factors may stand on their own. Some risk factors may affect (or be affected by) other risk factors. For example, the risk factor relating to our possible inability to properly forecast our customer demand would likely result in excess inventory, which is another risk factor. You should not assume we have identified these connections.

1.3 We may not update these risk factors in a timely manner.

Exabyte intends to periodically update and describe these and future risk factors in reports filed with the Securities and Exchange Commission. However, you should not assume that we will always update these and future risk factors in a timely manner. We are not undertaking any obligation to update these risk factors to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

2. Currently, Our Revenues Are Inadequate To Support Our Operations.

2.1 We need additional funding to support our operations. Our inability to obtain additional funding may harm our ability to continue as a going concern.

We have incurred operating losses and declining revenues over the last five years. As a result, we have been and are continuing to investigate various strategic alternatives that could increase our liquidity. These alternatives may include one or more of the following:

          --     additional equity infusions;

          --     sale of all or part of our operating assets; or

          --     strategic alliance, acquisition or business combination.

We will continue to explore these and other options that would provide additional capital for longer-term objectives and operating needs. It will be necessary for us to take one or more of these actions in order to have sufficient funds to support our operations. If we cannot achieve one or more of these options, we may be unable to achieve our currently contemplated business objectives or have enough funds to support our operations, which could affect our ability to continue as a going concern. As a result of our liquidity constraints, the report of our independent accountants on our consolidated financial statements, as of and for the year ended December 29, 2001, contained an explanatory paragraph related to this matter.

Such an opinion by our independent accountants may impact our dealings with third parties, such as customers, suppliers and creditors, because of concerns about our financial condition. Any such impact could have a material adverse effect on our business and results of operations.

Our current cash needs depend on a number of factors, including sales growth of Ecrix's VXA® drives, revenue growth of our existing products, the successful introduction and sales of our future tape drive products, and cost containment.

On April 23, 2002, we received a $1,000,000 bridge loan from a current investor, Meritage Private Equity Funds, L.P. The bridge loan converted into Series I preferred stock on July 31, 2002, the date of the second closing of the Series I offering. The bridge loan accrued interest at a rate of 18% per annum. Pursuant to the bridge loan, we issued Meritage Private Equity Funds a warrant to purchase 100,000 shares of common stock. The warrants have an exercise price of $0.83 per share and have a life of ten years. During the second quarter of 2002, we recorded $466,000 of interest expense related to the beneficial conversion feature of the convertible debt and warrants.

On May 17, 2002, we entered into the Series I preferred stock purchase agreement with certain purchasers. As amended, the Purchase Agreement provides for the sale of 8,400,000 shares of Series I preferred stock at $1.00 per share in two closings. The first closing on May 17, 2002 concerned the sale of $3,890,100 of the Series I preferred stock. The net proceeds received in the first closing are being used for working capital. The second closing for the sale of $4,509,900 of Series I preferred stock was on July 31, 2002, following stockholder approval at a Special Meeting of Stockholders on July 30, 2002.

On June 18, 2002, we entered into a $25 million line of credit facility with a new lender designed to provide us with greater liquidity than our previous line of credit provided. However, we cannot assure that we will have greater liquidity under this agreement, or that we will always have this line of credit available to us, as we have certain covenants and other requirements we must meet in order to borrow under the agreement. As of June 29, 2002, we were in default of the tangible net worth covenant of our line of credit with Silicon Valley Bank. We are currently in discussions with the bank regarding this default.

2.2 The data storage industry in which we compete is currently experiencing a slowdown.

Recently, the data storage industry has experienced reduced sales as a result of general economic conditions and other factors. This slowdown has impacted our net sales. Even if we reduce our costs as planned, we may be unable to generate sufficient revenue to become profitable because of industry conditions.

2.3 Compliance with financial loan covenants under Exabyte's line of credit facility may affect our ability to borrow under those lines of credit and our own liquidity.

On June 18, 2002, we entered into a new credit facility with Silicon Valley Bank. This agreement replaces a previous line of credit with Congress Financial Corporation, a subsidiary of First Union Bank Corporation. Under the terms of the new credit facility, we can borrow up to the lesser of (a) $25 million or (b) the sum of 75% of eligible accounts receivable plus the lesser of (i) 25% of eligible finished goods inventory, or (ii) 50% of the appraised forced liquidation value of eligible inventory, or (iii) $2,500,000 or (iv) 15% of our eligible accounts receivable. Accounts greater than 60 days past due and certain other types of accounts are excluded from eligible accounts receivable. Finished goods inventory that complies with certain standards is deemed eligible inventory. The interest rate on borrowings made under the line of credit will initially be at a rate of prime plus 1%; the rate will decrease to as low as prime plus .25% once we have achieved four consecutive quarters of positive earnings before interest, taxes, depreciation and amortization. Our obligations to repay amounts borrowed under the Silicon Valley Bank credit facility are secured by a pledge of substantially all tangible and intangible assets of the Company.

The Silicon Valley Bank credit facility includes various covenants, including that we not pay cash dividends without prior bank approval, requires that at the end of each quarter we meet a minimum tangible net worth test and a minimum revenue test, and that any loss for a month not exceed a certain amount.

3. Risks Associated With Our Operations And Financial Results.

3.1 Nasdaq could delist Exabyte common stock if we do not continue to comply with Nasdaq's minimum bid price or financial, corporate governance, and other standards for continued listing.

Our common stock is listed on the Nasdaq National Market. In order to maintain our listing on the Nasdaq National Market, we must meet minimum financial and other requirements. In March 2002, we received a notice from Nasdaq that our common stock would be subject to delisting as a result of our failure to satisfy the $1.00 per share minimum bid price requirement for 30 consecutive trading days, unless our common stock maintained a bid price of at least $1.00 for ten consecutive trading days prior to June 3, 2002. On June 4, 2002, Exabyte received a Nasdaq Staff Determination indicating that the Company fails to comply with the minimum $1.00 bid price required for continued listing and that its securities are, therefore, subject to delisting from the Nasdaq National Market. Since that date there have been at least ten consecutive trading days on which Exabyte common stock had a minimum closing bid price exceeding $1.00, and the delisting process has therefore ceased. At the date of this prospectus, our common stock complies with the continued listing requirements of The Nasdaq National Market. We are able to address a share price issue in the near-term future by a reverse stock split of our common stock because the stockholders have authorized our Board until May 15, 2003 to effect such a split. There can be no assurance that our common stock will remain listed on the Nasdaq National Market. In addition to the minimum bid price requirements, reasons for delisting include failure to maintain a minimum stockholders' equity, market value of our public float, and failure to timely file various reports with the SEC, as well as other requirements. There are also circumstances where Nasdaq may exercise broad discretionary authority for continued inclusion. If our common stock were delisted from Nasdaq for any reason, it could seriously reduce the value of our common stock and its liquidity.

3.2 We are susceptible to control by significant stockholders, whose interests may conflict with ours.

Certain of our stockholders hold significant blocks of our outstanding capital stock and have the ability to exert significant influence over our business and financial affairs. Our largest stockholder currently has one representative on the board of directors, and under the terms of the Series I purchase agreement, has the ability to designate an additional board member, creating a 25% representation on our board. Additionally, our four largest stockholders, should they act together, have a significant voting interest in us and could use that voting interest to exert influence over various aspects of our business and other affairs. As a result, this concentration of ownership may have the effect of delaying or preventing an attempt to acquire us, even if that would be in the best interests of our stockholders.

3.3 Our commitments to issue additional common stock may affect the price of our common stock and impair our ability to raise additional capital.

We currently have outstanding commitments in various forms, including options, warrants, convertible securities and dividend payments, to issue a substantial number of new shares of our common stock. In addition, we may elect in some circumstances to issue equity to satisfy obligations otherwise payable in cash. An increase in the number of shares of our common stock that will become available for sale in the public market may adversely affect the market price of our common stock and, as a result, could impair our ability to raise additional capital through the sale of our equity securities or convertible securities and adversely affect our stock price. Some of the shares subject to issuance commitments are or may be registered with the Securities and Exchange Commission and consequently are or may become freely tradable, without regard to the volume limitations of Rule 144 under the Securities Act of 1933.

3.4 Our limited available cash may impede our ability to obtain key components in a timely manner, which could harm our sales.

We are currently experiencing liquidity constraints which affect the amount of cash available to pay our vendors and suppliers pursuant to our contractual obligations. This constraint has in the past and will likely in the future cause our vendors to restrict shipments of key components necessary to build and sell our products. Any inability to obtain key components in a timely manner will restrict our ability to ship products and, as a result, harm our revenues and results of operations and financial condition.

3.5 Our success depends on many factors, including our ability to produce and sell our VXA® and M2™ tape drives, successfully develop and introduce future tape drive products, and become a strong automation company.

We believe that our success currently depends in part on our VXA® and M2™ tape drives. In turn, the success of these drives depends, among other things, on:

          --     successfully outsourcing the manufacturing processes;

          --     satisfactorily addressing design issues;

          --     customer acceptance of our tape drive formats, particularly the VXA® platform;

          --     customers transitioning from our earlier products to VXA®-2 and M2™;

          --     OEM qualification and adoption of our products; and

          --     media availability.

We believe our success additionally depends on our ability to develop and introduce future tape drive products, particularly tape drive products which integrate our VXA® and Mammoth tape drive technologies. Our inability to integrate these two technologies would directly impact their longevity. Similarly, the successful introduction of any new tape drive products could be impacted by our inability to develop a new tape drive platform that supports backward read compatibility with our existing drives. If we cannot successfully address any of these or other developmental issues, our current and future sales could be negatively impacted, which would harm our competitive and financial positions, as well as our results of operations.

We also believe that our future success depends upon the success of our library products. However, our ability to be successful in this market will depend upon a number of factors, including:

          --     our ability to successfully sell libraries independent of our tape drives;

          --     availability of media;

          --     introduction of competitive products;

          --     acquiring sufficient market share;

          --     customer acceptance and OEM adoptions of our products;

          --     compatibility with tape drives used by our customers; and

          --     ability to service and support our library products.

Our inability to successfully effect any of these factors could negatively impact our competitive position, which would have a material adverse impact on our results of operations and our financial condition.

3.6 We experience certain risks specific to our outsourcing efforts for our VXA® tape drives, including terminating our main VXA® supply contract and unsuccessfully transferring our VXA® tape drive manufacturing from AIWA to Hitachi.

We currently purchase certain technology, including our "encore chip," from AIWA for use in our VXA® tape drives under the terms of a license agreement. To the extent that AIWA decides to no longer license this technology to us or otherwise supply us with the licensed components, we will be unable to produce these drives without considerable time and engineering effort needed to independently develop this technology. Even with this development, we cannot assure that we would be able to duplicate this technology. Additionally, our ability to renegotiate our outstanding purchase obligations with AIWA is directly impacted by AIWA's ownership of certain components necessary to produce our VXA® drives. We are still negotiating with Hitachi over the terms and conditions of a manufacturing and supply agreement for our VXA® drives. If we are unable to secure commercially reasonable terms for this manufacturing and supply agreement, our financial condition and results of operations would be harmed.

We may be unable to complete the transition between AIWA and Hitachi, or may experience difficulties successfully transferring the technology from AIWA to Hitachi. These difficulties include, without limitation, Hitachi's ability to use all of the part sets and tooling being purchased from AIWA. If Hitachi is unable to use all of the part sets and tooling, we may be forced to buy additional parts and tooling at significant additional cost, which may adversely affect our results of operation and financial condition. Additionally, the transition may not be completed in a timely manner. Should we encounter any difficulties in the transition, our sales, revenue and customer acceptance could be adversely effected.

3.7 We experience many risks regarding our efforts to outsource tape drive manufacturing to "Hitachi, Ltd., Ubiquitous Platform Systems" and library manufacturing to Shinei International and BDT, including the termination of our supply agreement if product sales do not increase, the timely implementation of engineering product changes, the inability to obtain adequate levels of product from these sole suppliers, and the inability to adequately protect our intellectual property.

We currently outsource the manufacturing of some of our library products to Shinei and portions of our M2™ manufacturing process to Hitachi and we may transfer the manufacture of other products to Shinei or Hitachi in the future. We plan to complete the outsourcing of all our low-end libraries and the remaining portion of our M2™ tape drive manufacturing to the respective manufacturers by the end of 2002, although most aspects of the manufacturing process have been transferred. Hitachi also manufacturers our VXA®-1 and VXA®-2 tape drives. We may be unsuccessful with any or all of our current outsourcing efforts, which could negatively impact our ability to fill customer orders and compete successfully, as well as harm our results of operations and financial condition.

Hitachi or Shinei may be unable to meet our product demand, timely implement product engineering changes, or produce product at a commercially reasonable cost.

Outsourcing our manufacturing to a third party takes many months and involves, among other details, extensive employee training. Due to the time and expense involved, and the inability to easily move the manufacturing to another party, we heavily depend on our existing third party manufacturers for our products. If Hitachi or Shinei cannot meet our product demand, or cannot or will not implement product changes on a timely basis, we would be unable to fill customer orders and our results of operations and financial condition would be materially and adversely impacted. Additionally, should Hitachi or Shinei be unable to produce the product at a commercially reasonable cost to us, our margins would be negatively impacted, which would result in material harm to our results of operations and financial condition. Our dependence on third party manufacturers can also adversely affect our ability to negotiate the terms of our future business relationships with these parties.

If sales do not increase sufficiently to create efficient manufacturing processes, Hitachi or Shinei may terminate its manufacturing and supply agreement.

Our manufacturers rely in part on volume in order to create efficiencies in their manufacturing processes. If our sales do not increase to a volume level that enables our manufacturers to capitalize on these efficiencies, they may not be able to manufacture the product at a commercially viable cost to them, and could terminate their manufacturing and supply agreement with us. It would be prohibitively difficult for us to bring these manufacturing processes back to Exabyte or outsource to another third party without significant impact to our customer relationships, revenue and results of operations. In addition, the cost to us for terminating one of these supply agreements could be significant, which would have a materially adverse impact on our results of operations and financial condition.

We may be unable to obtain enough product from the sole suppliers of our products.

Hitachi and Shinei will be our sole source manufacturer for the products which are outsourced to them. Their inability to successfully manufacture any of these products or manufacture enough products to meet our customer demand would adversely affect our results of operations.

If either of these suppliers cannot successfully manufacture the respective products, bringing the manufacturing process back to Exabyte or outsourcing to another third party manufacturer would negatively impact our ability to fill customer orders and would harm our results of operations.

Our proprietary information may not be adequately protected.

We highly value our proprietary information, including trade secrets, patents and manufacturing processes. We make substantial efforts to protect these assets. Outsourcing our manufacturing to a third party requires us to share some of this proprietary information with our third party manufacturer. Although these parties would generally enter into agreements intended to protect our proprietary information, we cannot assure that these agreements will provide us with adequate protection. This would weaken our protection of our proprietary information and could harm our future results of operations.

3.8 We experience certain risks specific to our outsourcing efforts for our M2™ tape drive and library products primarily associated with maintaining a duplicate manufacturing infrastructure during the transition phase.

During the transition period for our M2™ tape drive products and library products, we must maintain redundant manufacturing capability at our Boulder, Colorado facilities, the Hitachi facilities in Japan and the Shinei facilities in Singapore. There are several factors that would increase our expenses during the transition period, including:

          --     maintaining a double infrastructure;

          --     creating additional tooling;

          --     adding additional technical personnel;

          --     creating additional inventory; and

          --     training Hitachi and Shinei technical and manufacturing personnel.

Expense increases for these or any other reasons could harm our results of operations. Upon completion of the outsourcing to these third parties, we may be unsuccessful in reducing our infrastructure costs at our facilities, which would cause us to incur higher total operation costs.

3.9 We experience certain risks specific to our outsourcing efforts to Hitachi, including being dependent upon the supply of VXA® and M2™ tape drives, material costs associated with early termination of the agreements, and Hitachi's own internal business issues.

When we complete the outsourcing of tape drive manufacturing to Hitachi, they will be our sole source manufacturer for our VXA® and M2™ tape drives. As these tape drives contribute significantly to our revenue, Hitachi's inability to successfully manufacture any of these tape drives or manufacture enough tape drives to meet our customer demand would adversely affect our results of operations. Additionally, should Hitachi terminate its relationship with us for any reason, we would be forced to bring manufacturing operations back to Exabyte or outsource to another third party, which would be difficult for us to accomplish without significant impact to our customer relationships, revenue and results of operations.

Should we or Hitachi terminate our supply and manufacturing agreements before the end of the stated agreement term, we could incur significant payments to Hitachi associated with the tooling and nonrecurring engineering costs associated with the outsourcing. Among other problems associated with early termination of the agreements, these payments could negatively impact our financial position, revenues and results of operations. We are currently reevaluating our MammothTape™ roadmap, including our M3™ tape drive development, and anticipate jointly developing a tape drive platform that integrates the VXA® and MammothTape™ technologies. We are discussing alternatives with Hitachi regarding the development of this new tape drive technology. However, we have not begun significant discussions with Hitachi regarding the negotiation of a new joint development agreement. We cannot assure that we will successfully enter into a new joint development agreement for the development of an integrated tape drive technology, or that any new agreement will be on terms beneficial to us. Also, the M3™ joint development agreement provides for significant termination costs. We cannot assure that we will not incur significant costs associated with terminating this agreement. If we cannot successfully negotiate these costs down to an appropriate level for us, our financial position and results of operations could be materially and adversely affected.

Hitachi has recently reorganized its structure, which has resulted in changes in their manufacturing operations. This reorganization, as well as the general economic conditions existing in Japan at this time, could cause Hitachi to be unable to meet an unexpected increase in our production demands for M2™™ and VXA® -2. Any inability of Hitachi to produce our products in a timely manner, in sufficient quantities, of an adequate quality and on favorable terms could adversely affect our competitive position, which would in turn harm our financial position and results of operations.

3.10 We have encountered difficulties manufacturing our M2™ tape drive because of its complex design, which has harmed our ability to produce and sell the product. Our inability to successfully resolve these issues may harm our operating results.

The MammothTape™ platform designs are extremely complex, which may result in lower than anticipated manufacturing yields, field reliability issues and increased inventory levels. We experienced these issues with the introduction of M2™. We experienced similar issues with the introduction of our original Mammoth tape drive and were able to successfully address them. Although we have made significant progress in addressing these issues as they relate to M2™, we cannot assure that we will completely resolve any of these issues or, if resolved, they will be done in a timely manner. In addition, when we encounter these kinds of manufacturing problems, we must make changes to the product design. Implementing these changes can be troublesome and costly and could cause additional design or manufacturing flaws. Any difficulties manufacturing our products or designing our products for manufacturing could harm our results of operations.

3.11 We previously experienced problems introducing our Mammoth drive on time. If we experience similar problems with introducing future products, we could experience losses in market share and credibility, which would harm our operating results.

As previously stated, we brought our original Mammoth tape drive to market late and as a result lost market share and credibility with our customers. We may experience development and/or manufacturing problems with our future MammothTape™ or VXA® products that would delay their introduction. A late introduction for any future tape drive may again affect our market share position and/or credibility, which would negatively impact sales. We are currently addressing issues regarding the reliability of our M2™ tape drive. Our inability to address these issues in a timely manner may delay the introduction of our future tape drives.

3.12 We rely on the sales to a small number of customers for a large portion of our overall sales.

The following chart expresses the sales percentages of Exabyte's three largest customers for the first quarter of 2002:

Ingram Micro	20%
Tech Data	15%
Digital Storage	11%
46%

We have customers who are also competitors, including IBM with their LTO™ (Ultrium™) tape drive.

We do not require minimum purchase obligations from our customers. They may also cancel or reschedule orders at any time, prior to shipment, without significant penalty. Losing one or more key customers would adversely affect our results of operations. Contractually, our reseller customers may return a portion of their Exabyte product inventory as part of their stock rotation rights, but must also issue a simultaneous offsetting purchase order. A key customer canceling orders or decreasing the volume in orders would adversely affect our results of operations.

In the past, we have experienced delays in receiving purchase orders and, on occasion, anticipated orders have either not materialized or been rescheduled because of changes in customer requirements. These types of changes from our key customers may cause our revenue to change significantly from quarter to quarter. If the change involves higher-margin products, then the impact is greater on our results of operations.

3.13 We need to expand existing OEM customer relationships and develop new OEM customers in order to be successful.

Our product sales depend heavily on OEM qualification, adoption and integration. Many reseller and smaller OEM customers delay their orders until key OEMs adopt and integrate our products. Our competitive position and results of operations may be significantly harmed if a key OEM fails to adopt and integrate our products.

We have announced adoption of VXA®-1 and M2™ by several OEM customers, but our success depends on additional OEMs adopting our VXA®-1, VXA®-2 and M2™ tape drives, as well as existing OEMs increasing their purchases of current products.

3.14 We may be unable to increase our production to meet sudden, unexpected demands by OEM customers.

OEM demand for our M2™ and VXA®-1 tape drives could increase suddenly. We, our suppliers, and our third party manufacturers may be limited in our ability to meet a sudden significant increase in demand due to limitations in manufacturing capacity and long lead times to acquire certain parts. If our suppliers and third party manufacturers are not able to meet the increased demand, our inability to fulfill our customers' orders could adversely affect our results of operations.

3.15 We automated competitive DLT technology late and may experience market share loss if we cannot automate in a timely manner new competitive technology developed in the future.

We lost market share in the library market because we delayed our decision to automate competitive DLT technology. Our inability to successfully automate future technologies in a timely manner could again negatively affect our library market share position, as well as our results of operations.

3.16 Media sales represented 40% of our revenues during the first quarter of 2002. Any shortfall in media sales could harm our results of operations.

Sales of media accounted for approximately 40% of our net revenue during the first quarter of 2002. To the extent media sales decline and are not replaced with additional revenue from our other products or services, or we are unable to obtain enough media to fulfill orders, our financial results, including our gross margin and revenues, may be adversely affected.

3.17 Our inability to obtain enough media from three suppliers has in the past and could in the future inhibit our production and sales of our tape drives and associated libraries.

We depend on a continuous supply of Advanced Metal Evaporative ("AME") media to use with our MammothTape™ and VXA® products. We cannot sell our products, or grow our product lines without a sufficient supply of AME media. Currently, we obtain AME media from three suppliers:

          --     Matsushita Electric Industrial Co. Ltd. ("MEI");

          --     TDK Corporation ("TDK"); and

          --     Sony Corporation ("Sony").

If these suppliers cannot provide us with enough high-quality, competitively priced media, we may have to delay or cancel product shipments and/or orders. We may also have to delay future product introductions. We have previously encountered, and are currently experiencing, difficulties obtaining sufficient supplies of media from our suppliers. Should we be unable to adequately address these issues, or otherwise experience such problems in the future, our future results of operations, as well as our ability to sell or introduce products, could be harmed. Any inability to sell or introduce our products would materially and adversely affect our competitive position as well as our results of operations.

Our M2™ tape drives and associated libraries specifically depend on AME media with SmartClean™ technology. Even with multiple media suppliers, we may not receive enough AME media with SmartClean™ to fill current or backlog orders for products and media. Should this happen, we may have to delay or cancel M2™ tape drive and/or library shipments and orders. This would materially and adversely affect our results of operations.

3.18 Any inability to obtain components, such as scanners or recording heads, from our suppliers would affect our ability to manufacture our products.

We obtain all the components to make our products from third parties. A shortage of any component would directly affect our ability to manufacture the product. Some key components, such as scanners and recording heads, are developed and manufactured to our specifications, which limits our ability to quickly find another supplier for these components if we experience a supply shortage. There are long lead-times associated with the availability of many components that make obtaining these components sometimes difficult. For example, the ASIC chips we use in our MammothTape™ products are produced from several suppliers. However, because it takes many months to qualify suppliers to produce ASIC chips for us, any shortfall or inability to obtain an adequate supply of ASIC chips from any of our current suppliers would adversely affect our results of operations and financial condition.

3.19 Our dependencies on sole-source suppliers may cause a reduction in our level of control over delivery, quantity, quality and cost of the product.

We rely heavily on sole-source suppliers (one supplier providing us with one or more components) to develop and/or manufacture critical components to use in our tape drives or libraries. If a sole-source supplier is unable to provide us with a sufficient supply of their components we may be unable to manufacture the drive or library. This could cause us to delay or cancel shipments, which would adversely affect our results of operations and financial condition.

In addition, by relying on sole-source suppliers, we may see a reduction in our level of control over many component items, including:

          --     delivering components on schedule;

          --     manufacturing a high number of components for delivery;

          --     maintaining the highest possible quality when manufacturing the components; and

          --     managing the costs of manufacturing the components.

Hitachi is one of our primary sole source suppliers. They supply us with many key components for our M2™ tape drives. We have contracts with Hitachi to develop, manufacture and supply these components. However, the contracts do not necessarily guarantee that the components will be continuously supplied to us at a reasonable cost. Additionally, if Hitachi makes an error in manufacturing a component, we may be unable to incorporate the components into our drives. If any of these or other problems arise, we may experience difficulties manufacturing our M2™ tape drives, making a profit on these drives, or developing and successfully introducing our future tape drives. Any material issues that may arise with Hitachi could adversely affect our sales and profit margins and therefore our results of operations.

3.20 Managing our inventory levels is important to us because excess inventory reduces cash available to us for funding our operations, or may cause us to write off excess inventory which negatively impacts our operating results.

It is important for us to maintain appropriate levels of inventory. Excessive amounts of inventory reduces our cash available for operations and may cause us to write-off a significant amount as excess or obsolete. Inadequate inventory levels may make it difficult for us to meet customer product demand, resulting in lost revenues.

We face many challenges in effectively managing our inventory, which may materially affect our results of operations if we do not manage them properly. These challenges include:

          --     keeping inventory levels low;

          --     managing unexpected increases in inventory due to stock rotation obligations or cancelled orders;

          --     meeting changing product demands;

          --     transitioning our product lines effectively; and

          --     successfully introducing new products.

Particularly, introducing new products may negatively affect our product inventory value by requiring us to write down or make allowances for inventory devaluation, which may materially affect our results of operations. We have experienced increased inventory levels in connection with the production of our M2™ tape drives. In the past we have experienced special charges and write-downs, which harmed our results of operations. In the future we may again incur special charges or make allowances for an inventory write-down that will materially affect our results of operations and financial condition.

3.21 We must accurately time the introduction and withdrawal of our products into and out of the data storage market because it affects our revenue and inventory levels.

Accurately timing the release of new products is important to the sales of existing products. Prematurely withdrawing an existing product could result in revenue loss from that product, and delaying the withdrawal of a product could result in excess product inventory and subsequent inventory write-downs. We continually evaluate our product life cycles. Any timing mistakes or inability to successfully introduce a new product could adversely affect our results of operations.

3.22 If we do not continually enhance our tape technology to keep pace with our competitors, our products will not remain competitive.

Our ability to compete with other tape drive manufacturers is directly impacted by the rapid development of tape drive technologies. Our ability to compete with other tape drive technologies is impacted by, among other things:

          --     customer and OEM adoption of VXA® and MammothTape™ technology;

          --     integration of our VXA® and MammothTape™ technologies into a compelling tape drive platform;

          --     compatibility of tape drives to other data storage products;

          --     data storage density;

          --     data transfer rate;

          --     customer confidence and familiarity;

          --     product reliability; and

          --     price.

3.23 The storage backup market is very competitive and may cause us to decrease our product pricing or affect our product sales.

The tape storage market is highly competitive and subject to rapid technological changes. We currently expect competition to increase. The tape storage market has experienced a number of consolidations, thereby increasing our competitive pressures. Competitive pressures impact us in many ways, including:

Price Erosion. Price erosion of our products has occurred in the past and is likely to occur again in the future.

Loss of Market Share. We have lost market share to competitors in the past. We may lose additional market share in the future.

Additionally, some of our competitors have financial, technical, manufacturing and marketing resources that are much greater than our own. These competitors may devote their superior resources to aggressively developing and marketing their own storage technologies. These technologies may be equivalent or superior to our own technologies, or may render some of our products non-competitive or obsolete. In order to compete under these pressures, we must adapt our technologies to these changes in an efficient, cost-effective manner.

Our tape drives face significant competition from current and announced tape drive products offered by Quantum, Tandberg, Sony and the LTO™ Consortium (IBM, Hewlett Packard and Seagate). The specifications of some of the announced drives show greater data capacities and transfer rates than M2™, VXA®-1 and VXA®-2.

Our other tape drives and automated tape libraries face competition from companies offering 8mm, half-inch, 4mm and mini-cartridge products. Significant competition may also develop from companies offering erasable and non-erasable optical disks, as well as other technologies.

3.24 If companies introduce new technologies, such as optical disk, optical tape or DVD, into the data storage market, our tape products may become obsolete.

Technology usually changes and advances quickly in the high technology industry. In order to successfully compete in this industry, our future products must apply and extend our current technology, as well as keep pace with new technology developments.

Although tape has historically been the preferred medium for data storage backup, companies are developing new technologies for this market. Some of the new technologies are:

          --     Optical Disk (including three dimensional Optical Disk)

          --     Optical Tape

          --     DVD

          --     Holographic Storage

          --     Magnetic Optics

We may also experience competition from new storage architectures, such as SANs, network attached storage and virtual storage.

If any new technology offers users the same or greater benefits than tape, tape technology could become obsolete. In order to compete under market pressures, we must be able to adapt our technologies to changes in an efficient, cost-effective manner. Our inability to adapt would severely harm our competitive position and our results of operations.

3.25 We must continue to develop and introduce technologically compelling automated library products which automate competitive storage technologies, such as LTO™ (Ultrium™), or DLTtape™, or other future non-tape technologies, in order for us to maintain or improve our sales and revenues.

We believe our future success depends in significant part on future library and other products and services. The success of these future products depends, among other things, on:

          --     timely development;

          --     customer acceptance;

          --     supply capacity;

          --     customer transition to these future products;

          --     OEM qualification and adoption; and

-- media availability.

3.26 Even though we take many steps to protect our proprietary rights, such as filing patents and executing non-disclosure agreements, our proprietary rights may not be fully protected. Additionally, someone may infringe on our proprietary rights, or we may infringe on someone else's proprietary rights, which could lead to costly and potentially damaging litigation.

We rely on a combination of methods to protect our proprietary rights, including:

          --     patents;

          --     trademarks;

          --     trade secret protections;

          --     non-disclosure agreements; and

          --     license agreements.

Although we file patent applications for our products when appropriate, patents may not result from these applications, or they may not be broad enough to protect our technology. Someone may also challenge, invalidate or circumvent our patents. Sometimes other companies and individuals assert that our patents infringe their proprietary rights. Occasionally, third parties ask us to indemnify them from infringement claims. Defending these infringement claims may result in long and costly litigation, and potentially invalidate a patent.

Although we may try to secure a license from third parties to protect our technology, we may not succeed. This may adversely affect our ability to use such technology and, as a result, our results of operations.

We implement measures to protect our proprietary rights. We intend to defend ourselves against infringement claims. However, protecting these rights is sometimes difficult. Some foreign laws may not fully protect these rights.

We designed our own mechanized deck assembly incorporated in our MammothTape™ products. Because we did not obtain the design of this deck from a third party, we do not benefit from supplier indemnification should an infringement claim arise. Manufacturing and/or selling our MammothTape™ drives may infringe on someone else's proprietary rights, even though we believe we have taken appropriate measures to avoid it.

3.27 We rely on third party manufacturers, which may weaken our intellectual property protection, create a reliance on the manufacturers to produce our products, or expose us to market risks associated with foreign manufacturers.

We rely on a number of third party manufacturers for various stages of our manufacturing process, particularly the early stages. This practice may impair our ability to establish, maintain or achieve adequate product design standards or product quality levels.

Much of our third party manufacturing utilizes proprietary technology. To protect our proprietary information, we may extend licenses to our third party manufacturers. However, we cannot assure that our third party manufacturers will adhere to the limitations or confidentiality restrictions of their license.

Our third party manufacturers may develop processes related to manufacturing our products independently or jointly with us. This would increase our reliance on these manufacturers or may require us to obtain a license from them. We may be unable to obtain a license on terms acceptable to us, if at all.

Many of our third party contracts are with manufacturers outside the United States. In addition to typical market risks associated with utilizing third party manufacturers, contracting with foreign manufacturers subjects us to additional exposures, including:

          --     political instability;

          --     currency controls and fluctuations;

          --     tariffs, customs and other duties;

          --     reduced intellectual property protections; and

          --     import controls, trade barriers and other trade restrictions and regulations.

Additionally, U.S. federal and state agency restrictions imposed by the Buy American Act or the Trade Agreement Act may apply to our products manufactured outside the United States.

3.28 We rely on the information technology markets for workstations, mid-range computer systems and network systems to create demand for our products. Any slowing of these markets would adversely affect sales of our products.

Our product demand depends substantially on the purchases and use of work stations, mid-range computer systems and network servers. These markets tend to be volatile and subject to market shifts, which we may be unable to determine in advance. A slowdown in the demand for these types of products has in the past and could continue to materially affect our business. Any demand weakness affecting sales in the reseller channel, which generally represents higher margin sales, could have a greater impact on our results of operations.

Rapid business and product transitions could create a strain on our resources. We are experiencing a period of rapid business and product transition. We must address the complexities of developing, manufacturing and servicing multiple products. Our products incorporate several different technologies and are sold through multiple marketing channels.

Dealing with this transition has placed a significant strain on our management, operational and financial resources. We will probably continue to see a strain on our management, operational and financial resources because of these transitional issues. We must continually implement and improve our operational, financial and information systems to manage our business transition. We must also effectively and efficiently train and manage our employees.

We sometimes base our market demand decisions on market demand forecast reports, which may or may not be accurate. This may create insufficient or excessive inventories and disproportionate overhead expenses. Particularly, short order lead-times of reseller sales limit our ability to forecast.

3.29 The labor market in the high technology industry and Boulder, Colorado is competitive and we may have difficulty recruiting or keeping key, qualified employees.

We compete for qualified employees with other high technology companies and other employers in Colorado. Competition for key employees is based upon, among other factors, base salary, stock-based compensation, ownership investment and high turnover rates in technology and other companies generally. As a result, we may lose or fail to recruit needed employees.

Losing or failing to recruit a key employee could:

          --     delay product development schedules;

          --     interrupt team continuity;

          --     result in losing proprietary information to competitors or other third parties;

          --     increase our administrative costs; and

          --     adversely affect our results of operations.

We have lost key employees and applicants for key positions to our competitors (including to local start-up companies) and other companies. We expect to lose key employees in the future, despite implementing incentive programs designed to retain and recruit employees.

3.30 Factors such as economic conditions, industry or market shifts, or product price erosion may cause our quarterly results of operations to fluctuate.

Our future operating results may fluctuate from quarter to quarter for various reasons. For example, the markets we serve are subject to substantial market shifts. We may be unable to determine these market shifts in advance, or adequately respond to them.

In addition, our operations and revenues experience substantial fluctuations from period to period because of a number of factors, including:

          --     general economic conditions affecting our customers' orders;

          --     delays in product or service introductions;

          --     industry shifts; and

          --     product price erosion.

3.31 Factors such as variations in our quarterly results of operations, progress in addressing issues with producing our M2™ and VXA tape drives and libraries and competitive press announcements may cause our stock price to fluctuate.

The price and value of high technology stock fluctuates greatly. Many high technology companies experience drastic changes in market price and volume, often unrelated or disproportionate to the company's operating performances. Our stock has experienced these wide fluctuations, and they will likely continue in the future. We believe the reasons for fluctuations include:

          --     overall economic and market conditions;

          --     quarterly variations in operating results;

          --     progress or lack of progress in developing our M2™, tape drives and libraries, and follow-on tape drives; and

          --     announcements of technological innovations or new products by us or our competitors.

The market value of our stock has dramatically fluctuated in the past and is likely to fluctuate in the future, particularly when the expectations of investors and market analysts fall below or above their outlook. Our results of operations in the past have been both below and above investor's and market analyst's expectations. Any deviation had and could again have an immediate and significant negative impact on the market price of our stock.

Factors that could have an immediate and significant negative impact on the market price of our common stock include:

          --     fluctuating conditions in the computer market;

          --     liquidity issues;

          --     disclosing our business prospects assessment; and

          --     our competitors announcing new products.

3.32 Foreign exchange rate fluctuations may harm our international sales, which represent almost one-third of our total revenue.

Our international sales accounted for approximately 28% of our total revenue for the first quarter of 2002. Direct international sales will probably continue to represent a significant portion of our revenue for the foreseeable future. In addition, many of our domestic customers ship a significant portion of our products to their customers in foreign countries.

Although a very small percentage of these sales are denominated in foreign currencies, they are subject to foreign exchange rate fluctuations. This could impact our results of operations. Currency fluctuations may also affect the volume of sales denominated in U.S. dollars to overseas foreign customers because the exchange rates affect the costs of our products to foreign customers.

3.33 Obtaining some of our product components from foreign business, such as Hitachi and Shinei, exposes us to risks on the import of our components, such as fluctuating currency exchange rates, particularly an adverse exchange movement of the U.S. dollar versus the Japanese yen, foreign government exchange control regulations or U.S. tariffs and trade restrictions.

Our future operating results depend on key components, products and subassemblies that are or may be manufactured in Japan, Germany, The Netherlands, China, Singapore, Indonesia, or Malaysia. Because we depend on foreign sourcing for our key components, products and subassemblies, our results of operations may be materially affected by:

          --     fluctuating currency exchange rates;

          --     Europe's conversion to the euro;

          --     foreign government regulations;

          --     foreign exchange control regulations;

          --     import/export restrictions;

          --     foreign economic instability;

          --     political instability;

          --     adverse exchange movement of the U.S. dollar versus the Japanese yen or other currency; and

          --     tariffs, trade barriers and other trade restrictions by the U.S. government on products or components shipped from foreign sources.

We sometimes enter into contractual arrangements which may expose us to foreign exchange rate risks.

3.34 Some of our subsidiaries operate in foreign countries. This could expose us to risks, such as adverse foreign exchange rate fluctuations or an inability to enforce our legal rights in those countries.

Our subsidiaries in The Netherlands, Germany, Japan and Singapore operate under their respective local currencies. Consequently, foreign exchange rates between the U.S. dollar and the local currency affect any amounts paid or owed to a subsidiary. These subsidiaries also operate under their respective local law. This may complicate enforcing our legal rights in these countries.

Several factors may increase our subsidiary costs and affect our results of operations, including:

          --     fluctuating currency exchange rates;

          --     foreign government regulations;

          --     difficulties in collecting international accounts receivable; and

          --     difficulties in enforcing intellectual property rights.

3.35 Foreign taxing authorities may assert that intercompany transactions between us and our subsidiaries were not in accordance with their tax laws, and they may try to assess material penalties against us for these alleged violations.

We have subsidiaries located in Scotland, The Netherlands, Germany, Singapore, Japan and Canada. Tax regulations in the United States and these foreign countries require transactions between us and our subsidiaries to take place in an arm's-length manner. The IRS and its foreign counterparts have increased their focus on this issue in recent years. Penalties arising from misapplying these laws are material. Consequently, we have performed numerous formal transfer pricing studies to ensure the documentation supporting our intercompany dealings is adequate. The IRS has audited our tax records through 1997 and had not proposed any adjustments in the way we structure our arm's-length transactions. However, foreign taxing authorities could examine these same transactions and assert that we have not complied with their tax laws relating to intercompany transfer pricing. As a result, we could be required to pay potentially significant taxes and penalties, as a result of our past or future intercompany transactions.

3.36 Regulations by the U.S. and other governments may impact our ability to trade with certain parties and/or export or import goods and services.

Regulations by the U.S. or foreign governments may obligate us to obtain licenses, pay fees and/or taxes, or otherwise delay or increase the costs of international transactions. These regulations may include without limitation:

          --     U.S. government sanctions that prohibit trade with certain parties that may include our customers and suppliers;

          --     U.S. and other government restrictions on the export or import of certain technologies (including our products and materials necessary for our products), for reasons that may include national security, foreign policy, short supply, environmental or other national or international concerns;

          --     U.S. and other government tariffs (e.g., duties) or non-tariff barriers (e.g., quotas or other restrictions) that may restrict or prohibit cross border transactions, including fund transfers and commodity exports and imports;
                  and

          --     U.S. and other government restrictions or taxes on currency transfers and currency conversion that may impact our ability to receive or make payments, make investments, etc.

3.37 Third parties may bring claims against us for monetary damages suffered as a result of our products failing to backup or restore data. These monetary damages could be significant.

Our products provide end users the ability to backup their data. If the tape backup fails, the end user could suffer a significant loss of operations. We carry error and omission liability insurance coverage to protect us from the financial risks of this type of claim by our end users. However, if a claim exceeded our insurance coverage, it could adversely impact our operating results. The failure of our products to properly back up an end user's data could also create a loss of confidence in our products and adversely impact the sale of current and future products.

3.38 Any lawsuits by stockholders, which may allege claims such as we failed to adequately disclose material facts associated with our business, could lead to costly litigation or unfavorable settlement terms.

Many companies, directors, and officers in our industry have been subjected to class action and stockholder derivative suits filed in federal and state courts. These suits generally allege that the defendants failed to adequately disclose certain risks associated with their business. Our involvement in a class action or stockholder derivative suit could materially affect our results of operations, specifically because of large legal costs incurred defending such actions. Other factors affecting our results of operations include diverting management's attention from the business to the suit, or paying a judgment or settlement arising from the suit.

In 1993, we successfully defended a series of class action lawsuits at an immaterial cost. We believe there are no pending or threatened securities related actions against Exabyte at this time.

3.39 We rely on our IT systems to operate our businesses. There are significant costs associated with upgrading and maintaining our IT systems.

We rely on certain information technology (IT) systems and resources to operate our critical business processes, including:

          --     engineering design process;

          --     manufacturing and services;

          --     sales orders, shipping, customer information, technical support and other sales related processes;

          --     financial activities, including general ledger and budget reporting; and

          --     general day-to-day activities.

We are currently transitioning our IT infrastructure and functions to newer generation IT systems. To date, Exabyte has invested a significant amount of financial resources in license and service fees, and hardware, related to the acquisition and implementation of new systems. We currently are reviewing the necessary additional requirements to complete the systems upgrade, as well as the financial resources necessary to finalize the upgrade of these IT functions. We may not be able to successfully implement new IT systems. If the new systems cannot be properly implemented, we would expect to incur additional expenses to upgrade and improve our legacy IT functions. The failure or interruption in service of any of the IT systems supporting these functions could significantly impact our business operations.

3.40 Our stockholder rights plan has expired which could subject us to a hostile takeover attempt or adverse change in control if the other anti-takeover measures we previously adopted fail.

We have taken a number of actions that may deter a hostile takeover or delay or prevent a change in control. However, we recently allowed our stockholder rights plan to expire, which could expose us to a hostile takeover attempt or an adverse change in control.

Some of the other actions we previously enacted include amendments to our restated certificate of incorporation and by-laws to include provisions that may delay or prevent a change in control. These provisions include:

          --     classifying the Board into three classes;

          --     authorizing a significant amount of common and preferred stock which we may issue without stockholder approval;

          --     authorizing the Board to determine voting rights and other provisions of the preferred stock;

          --     requiring stockholders actions take place at a meeting of stockholders and not by written consent;

          --     requiring advance notice of stockholder proposals and director nominations;

          --     providing that only the Board may increase the authorized number of directors; and

          --     requiring that special stockholder meetings may be called only by the
                  Chairman of the Board, President or majority of directors.

On January 26, 1996, the Compensation Committee approved, and the Board adopted, a severance compensation program ("Severance Program") giving officers and other key employees severance payments if they are dismissed within eighteen months after certain changes in control occurred. The Severance Program provides for a severance payment in varying amounts, not to exceed 12 months of compensation, depending upon the time of the change in control and the position level of the terminated officer or employee.

The Severance Program further allows, in certain circumstances, accelerating the vesting of outstanding and unexercised stock options held by the officer or employee.

3.41 Sales of substantial amounts of Exabyte common stock recently issued or issuable upon conversion of our preferred stock could materially adversely affect the market price of Exabyte common stock.

The investors in Exabyte Series H preferred stock, which was issued at the time of the Ecrix Corporation combination in November 2001, are subject to contractual arrangements that limit the amount of shares of Exabyte common stock that they may sell into the public market. As of August 8, 2002, 100% of the outstanding shares of Exabyte common stock will be eligible for resale, subject to certain limitations that will apply to affiliates of Exabyte. Many of the former Ecrix stockholders that have received shares of Exabyte as a result of the business combination held restricted shares in Ecrix. These persons, as well as others, may use the business combination as a means to liquidate their investment. The sale of substantial amounts of Exabyte common stock following the business combination may cause substantial fluctuations in the price of Exabyte common stock. Conversion stock covered by this registration statement may be sold and could cause fluctuations in the price of Exabyte common stock.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at the address set forth above. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities. Our SEC filings are also available at the offices of the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

The SEC allows us to "incorporate by reference" the information we file with them, which means:

          --     incorporated documents are considered part of this prospectus;

          --     we can disclose important information to you by referring you to those documents; and

          --     information that we file with the SEC will automatically update and supersede this incorporated information.

We incorporate by reference the documents listed below:

           (1)     Our Annual Report on Form 10-K for the year ended December
                     29, 2001;

           (2)     Our Quarterly Report on Form 10-Q for the quarter ended March
                     30, 2002;

           (3)     Our Current Reports on Form 8-K filed January 22, 2002, May 7,
                     2002, May 20, 2002, June 5, 2002, June 10, 2002, June 14, 2002,
                     July 26, 2002 and August 2, 2002;

           (4)     The description of our common stock included in our registration statement on Form 8-A/A filed June 7, 2002; and

           (5)     Our proxy materials filed April 16, 2002 and June 28, 2002.

We also incorporate by reference each of the following documents that we will file with the SEC after the date of the initial filing of the Registration Statement and prior to the time of the sale of all of the securities offered by this prospectus:

          --     Reports filed under Sections13(a) and (c) of the Exchange Act;

          --     Definitive proxy or information statements filed under Section 14 of the
                  Exchange Act in connection with any subsequent stockholders meeting;

          --     Any reports filed under Section 15(d) of the Exchange Act; and

          --     Any reports filed under the Exchange Act after the initial filing date of this Registration Statement and prior to effectiveness of the registration statement.

You can obtain any of the filings incorporated by reference in this document through us, or from the SEC through the SEC's website or at the addresses listed above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

Exabyte Corporation
Attn: Secretary
1684 38th Street
Boulder, Colorado 80301
(303) 442-4333

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements related to our business prospects. Such statements are subject to one or more risks, uncertainties and assumptions, many of which are beyond our control. Words such as "believes," "anticipates", "expects," "intends," "plans," "positions," and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. The actual results that the company achieves may differ materially from such forward-looking statements due to risks and uncertainties related to liquidity, equity and financing arrangements, product development, competition, market demand, management of business and product transitions, media dependence, supplier dependence and other risks as noted under "Risk Factors." We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus might not occur.

RECENT DEVELOPMENTS

Accounting for Series I Preferred

Under the terms of the Series I purchase agreement, Exabyte will issue 8,400,000 shares of Series I preferred stock at a price of $1.00 per share, and 37,500 shares of Series I preferred stock as an introduction fee, for a total of 8,437,500 shares of Series I preferred stock. Of that total number shares, 3,901,200 shares were issued during the first closing on May 17, 2002 and the remaining 4,536,300 shares were issued at the second closing on July 31, 2002, following shareholder approval at a Special Meeting of Stockholders on July 30, 2002. The Series I preferred shares can convert into shares of common stock at a price of $0.5965 per share. The difference between the conversion price of the Series I preferred stock and the fair value of our common stock on May 17, 2002 will result in a beneficial conversion feature in the amount of $2,639,000 for the shares issued pursuant to the first closing. There is also a beneficial conversion feature in the amount of $2,384,000 related to the second closing, of which $1,918,000 relates to the difference between the conversion price of the Series I preferred stock and the fair value of our common stock on July 31, 2002. The remaining $466,000 relates to the conversion of the bridge loan into Series I preferred stock upon the second closing, and related warrants using the fair value of our common stock on April 23, 2002. These amounts were calculated in accordance with EITF 98-5 "Accounting for Convertible Securities With Beneficial Conversion Features or Contingently Adjustable Conversion Features" and EITF 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments". The beneficial conversion feature will be reflected as a deemed dividend in the statement of operations during the second quarter of fiscal 2002 and for the year ended December 28, 2002.

In connection with the issuance of the Series I preferred stock, the holders of the Series I preferred stock received the right to receive, for no additional consideration, warrants to purchase shares of common stock. The warrants are issuable upon any redemption or other involuntary retirement of Series I preferred stock by Exabyte (other than pursuant to a conversion of shares of Series I preferred stock or a reclassification or exchange of such shares for other securities that preserve in all respects the benefits of the conversion rights of the Series I preferred stock). The number of shares of common stock issuable upon exercise of the warrants will be equal to the number of shares of common stock issuable upon conversion of the Series I preferred stock redeemed at a per-share exercise price equal to the conversion price in effect on the date of such redemption. The issuance of these warrants represents a contingent beneficial conversion feature in accordance with EITF 98-5. Should the warrants be issued, the difference between the effective conversion price of the Series I preferred stock and the fair value of common stock will be recorded as a deemed dividend.

Holders of the outstanding shares of Series I preferred stock, in preference to the holders of Exabyte's other preferred and common stock, will be entitled to receive, when, as and if declared by the board of directors, dividends in an amount per share calculated at a compound annual rate of 12% of the original issue price of the Series I preferred stock. All dividends will be cumulative, whether or not declared, and will be payable quarterly in arrears. Commencing on the earlier of January 1, 2007 or the date of a change in control, the dividend rate will increase to 15% per annum. Upon conversion of any shares of Series I preferred stock, any accrued but unpaid dividends shall be paid in cash or, at the option of the holder, in shares of common stock at the conversion price per common share.  The conversion of the dividends into common stock represents a contingent beneficial conversion feature in accordance with EITF 98-5. Should the dividends be converted into shares of common stock in conjunction with the conversion of Series I preferred stock, the difference between the effective conversion price of the Series I preferred stock and the fair value of common stock will be recorded as a deemed dividend.

CreekPath Investment

On June 28, 2002 Exabyte sold its remaining ownership interest in CreekPath Systems, Inc. for total proceeds of $1.5 million, resulting in a gain of $1.5 million.

Restructuring

On July 8, 2002 we announced a restructuring that will result in a reduction of approximately 100 positions by the end of August, 2002. Costs related to this restructuring include severance of approximately $350,000. The reductions will impact all areas of the Company and are estimated to result in annual savings in excess of $7 million.

Bank Line of Credit

On June 18, 2002, we entered into a $25 million line of credit facility with a new lender designed to provide us with greater liquidity than our previous line of credit provided. As of June 29, 2002, we were in default of the tangible net worth covenant of our line of credit with Silicon Valley Bank. We are currently in discussions with the bank regarding this default.

RATIO OF EARNINGS TO FIXED CHARGES
	Fiscal Years Ended					Fiscal Quarter Ended March 30, 2002
	Jan. 3, 1998	Jan. 2, 1999	Jan. 1, 2000	Dec. 30, 2000	Dec. 29, 2001
Ratio of earnings to combined fixed charges and preferred dividends (B)	(A)	(A)	(A)	(A)	(A)	(A)
  Earnings in the most recent five fiscal years and the most recent fiscal quarter have been inadequate to cover fixed charges and preferred dividends. The dollar amount of the earnings deficiency was $53,123,000, $6,149,000, $51,188,000, $42,424,000, and $35,096,000 in 1997, 1998, 1999, 2000, and 2001, respectively. The dollar amount of the earnings deficiency was $14,465,000 for the quarter ended March 30, 2002.
  The ratio of earnings to combined fixed charges and preferred dividends is calculated by taking the (1) pretax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges (fixed charges include interest expense and the appropriate portion of rentals and the amount of pre-tax earnings required to cover preferred stock dividend requirements) divided by (2) total fixed charged and preferred dividends.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our capital stock by the selling stockholders.

SELLING STOCKHOLDERS

Sellers and Beneficial Ownership

The following tables set forth as of July 31, 2002:

              --     The number and type of securities that may be offered from time to time by each selling stockholder pursuant to this prospectus;

              --     The number of shares of common stock, Series G, Series I or the warrants beneficially owned by each selling stockholder named below;

              --     The percentage of votes represented by the stock beneficially owned by each selling stockholder;

              --     The number of shares that would be beneficially owned by a named selling stockholder if that selling stockholder sells all of the shares of common stock, Series G, Series I or the warrants offered by that selling stockholder under the prospectus; and

              --     The percentage of votes represented by the stock so beneficially owned by the named selling stockholder (without taking into account conversions of preferred stock or sales by others for purposes of determining the number of votes) after the sale of that selling stockholder's offered shares.

Table I sets forth the above information with respect to the common stock, and Table II with respect to the Series G preferred, the Series I preferred and the warrants.

Each selling stockholder named below, any pledgee or donee of the selling stockholder, and any person who may purchase securities covered by this prospectus from the selling stockholder in a private transaction in which the selling stockholder's registration rights are assigned to the person, are referred to in this prospectus as "selling stockholders."

Each of the selling stockholders will determine the number and type of securities that may be sold by the selling stockholder. The selling stockholders may sell all, some, or none of the shares of common stock, Series G, Series I or the warrants that are subject to sale pursuant to this prospectus. In addition, the selling stockholders may sell, transfer, or otherwise dispose of, at any time or from time to time, any of these securities beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933. We cannot provide you with an estimate of the number of securities that a selling stockholder will hold in the future or upon the termination of the offering. Information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that consider shares to be beneficially owned by any person who has voting or investment power with respect to the shares. Common stock subject to options or conversion rights that are currently exercisable or exercisable within 60 days after July 31, 2002 are considered to be outstanding and to be beneficially owned by the person holding the options or conversion rights for the purpose of computing the percentage ownership of a person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

	Table I
	Beneficial Ownership Before Offering				Beneficial Ownership After Offering
Selling Stockholder	Common Stock That May Be Offered	Common Stock Owned	% Owned of Common Stock	% Total Voting Power	Common Stock Owned	% Owned of Common Stock	% Total Voting Power
Meritage Private Equity Fund, L.P.	7,939,135	11,534,015 (1)(2)	27.9%	18.6%	0	*	*
Meritage Private Equity Parallel Fund, L.P.	970,661	1,410,181 (1)(3)	4.1%	2.3%	0	*	*
Meritage Entrepreneurs Fund, L.P.	144,875	210,475 (1)(4)	*	*	0	*	*
State of Wisconsin Investment Board	4,991,780 (5)	7,429,680 (5)	19.8%	11.9%	3,245,900 (5)	8.5%	6.0%
Valley Ventures II, L.P.	779,734	779,734 (6)	2.3%	1.2%	0	*	*
Millennial Holdings LLC	155,268	185,121 (7)	*	*	29,853	*	*
The Millennial Fund	43,972	56,184 (8)	*	*	12,212	*	*
Tankersley Family Limited Partnership	66,413	87,817 (9)	*	*	21,404	*	*
Crestview Capital Fund, LP	1,047,778	1,047,778 (10)	3.0%	1.2%	0	*	*
Crestview Capital Fund II, LP	1,014,250	1,014,250 (11)	2.9%	1.1%	0	*	*
Crestview Capital Offshore Fund, Inc.	33,529	33,529 (12)	*	*	0	*	*
Hexagon Investments, LLC	261,178	326,506 (13)	*	*	65,328	*	*
Grandhaven, LLC	522,357	653,013 (14)	1.9%	*	130,656	*	*
Legacy Enterprises, LLC	156,707	195,905 (15)	*	*	39,198	*	*
Labyrinth Enterprises, LLC	104,471	130,603 (16)	*	*	26,132	*	*
Allen A. Builder	83,822	83,822 (17)	*	*	0	*	*
Mark Rossi	219,204	224,395 (18)	*	*	5,191	*	*
The Sama Partnership	838,223	1,141,369 (19)	3.3%	1.5%	303,146	*	*
Tom Ward	2,212,909	2,481,709 (20)	6.8%	2.7%	208,800	*	*
Centennial Fund V, L.P.	291,262	1,485,277 (21)(22)	4.4%	2.8%	0	*	*
Centennial Entrepreneurs Fund V, L.P.	8,738	45,668 (21)(23)	*	*	0	*	*
Centennial Fund VI, L.P.	1,956,074	2,805,707 (21)(24)	7.9%	5.3%	0	*	*
Centennial Entrepreneurs Fund VI, L.P.	58,682	79,924 (21)(25)	*	*	0	*	*
Centennial Holdings I, LLC	39,121	56,115 (21)(26)	*	*	0	*	*
Big Partners V, L.P.	350,000	350,000 (27)	1.0%	*	0	*	*
James Monroe III, Grantor Trust	200,000	200,000 (28)	*	*	0	*	*
Curtis R. Jensen	50,000	50,000 (29)	*	*	0	*	*
William J. Almon, Sr.	1,000,000	1,132,018 (30)	3.3%	2.1%	126,701	*	*
Juan A. Rodriguez	250,000	675,106 (31)	1.9%	*	0	*	*
Michael R. Jacks	31,433	31,433	*	*	0	*	*
Gary J. Shemano	31,433	31,433	*	*	0	*	*

*Less than one percent.
(1)

Information is based in part on an amendment to Schedule 13D filed on May 30, 2002 with the Securities and Exchange Commission (the "Meritage 13D") by each of Meritage Private Equity Fund, L.P., a private equity investment fund, and Meritage Investment Partners, LLC, a manager of private equity investment funds and the sole general partner of Meritage Private Equity Fund, L.P., Meritage Private Equity Parallel Fund, L.P. and Meritage Entrepreneurs Fund, L.P. (collectively, the "Meritage Funds"). Meritage Investment Partners, LLC may be deemed to indirectly beneficially own all of the shares owned by the Meritage Funds. G. Jackson Tankersley, Jr., a director of Exabyte, is a managing member of Meritage Investment Partners, LLC and may be deemed to indirectly beneficially own all of the shares owned by the Meritage Funds. Mr. Tankersley disclaims beneficial ownership of all such shares. Does not include 4,000 shares of common stock subject to options exercisable within 60 days of July 30, 2002 beneficially owned by Mr. Tankersley. Laura Beller is the other managing member of Meritage Investment Partners, LLC, and may be deemed to indirectly beneficially own all of the shares owned by the Meritage Funds. Ms. Beller disclaims such beneficial ownership.

(2)

Includes 3,896,889 shares of common stock issuable upon conversion of the same number of shares of Series H preferred stock, 87,680 shares of common stock issuable upon exercise of a warrant, and 4,042,426 shares of common stock issuable upon conversion of 2,411,200 shares of Series I preferred stock or, if applicable, the exercise of warrants.

(3)

Includes 476,445 shares of common stock issuable upon conversion of the same number of shares of Series H preferred stock, 10,720 shares of common stock issuable upon exercise of a warrant, and 494,216 shares of common stock issuable upon conversion of 294,800 shares of Series I preferred stock or, if applicable, the exercise of warrants.

(4)

Includes 71,111 shares of common stock issuable upon conversion of the same number of shares of Series H preferred stock, 1,600 shares of common stock issuable upon exercise of a warrant, and 73,764 shares of common stock issuable upon conversion of 44,000 shares of Series I preferred stock or, if applicable, the exercise of warrants.

(5)

Certain information is based on a Schedule 13G dated February 15, 2002 filed with the Securities and Exchange Commission by State of Wisconsin Investment Board, a government agency that manages public pension funds. Includes 1,250,000 shares of common stock issuable upon conversion of 1,500,000 shares of Series G preferred stock, and 2,933,780 shares issuable upon conversion of 1,750,000 shares of Series I preferred stock or, if applicable, the exercise of warrants. The 808,000 shares of common stock that may be issued as payment of dividends on the Series G preferred stock are included in the common stock that may be offered under this prospectus, but are excluded from the number of shares beneficially owned by State of Wisconsin Investment Board. The number of shares beneficially owned after the offering represents the number of shares directly beneficially owned if all of the shares registered under this prospectus are sold or otherwise transferred by State of Wisconsin Investment Board. State of Wisconsin Investment Board believes that no natural person is the beneficial owner of any shares held by it.

(6)

Consists of 444,445 shares of common stock issuable upon conversion of the same number of shares of Series H preferred stock and 335,289 shares of common stock issuable upon conversion of 200,000 shares of Series I preferred stock or, if applicable, the exercise of warrants. The names of individual members who may be deemed to be beneficial owners of the shares held by Valley Ventures II, L.P. are as follows: John M. Holliman, III and Gregg E. Adkin, both managing members of the general partner of Valley Ventures II, L.P., VVII Management, LLC. These persons disclaim such beneficial ownership.

(7)

Information is based on the Meritage 13D. Includes 76,881 shares of common stock issuable upon conversion of the same number of shares of Series H preferred stock and 78,387 shares of common stock issuable upon conversion of 46,758 shares of Series I preferred stock or, if applicable, the exercise of warrants. Mr. Tankersley is the managing member of Millennial Holdings, LLC and may be deemed to indirectly beneficially own all of the shares owned by the company. Mr. Tankersley disclaims beneficial ownership of all such shares.

(8)

Information is based on the Meritage 13D. Includes 21,773 shares of common stock issuable upon conversion of the same number of shares of Series H preferred stock and 22,199 shares of common stock issuable upon conversion of 13,242 shares of Series I preferred stock or, if applicable, the exercise of warrants. Mr. Tankersley is the direct beneficial owner of The Millenial Fund, which is not a separate legal entity, and may be deemed to indirectly beneficially own all of the shares owned by the fund. Mr. Tankersley disclaims beneficial ownership of all such shares.

(9)

Information is based on the Meritage 13D. Includes 32,884 shares of common stock issuable upon conversion of the same number of shares of Series H preferred stock and 33,529 shares of common stock issuable upon conversion of 20,000 shares of Series I preferred stock or, if applicable, the exercise of warrants. Mr. Tankersley is the sole general partner of the Tankersley Family Limited Partnership and may be deemed to indirectly beneficially own all of the shares owned by the Partnership. Mr. Tankersley disclaims beneficial ownership of all such shares.

(10)

Consists of shares of common stock issuable upon conversion of 625,000 shares of Series I preferred stock or, if applicable, the exercise of warrants. The names of individual managing members who may be deemed to be beneficial owners of the shares held by Crestview Capital Fund, L.P. are as follows: Richard Levy; and Stewart R. Flink. These persons disclaim such beneficial ownership.

(11)

Consists of shares of common stock issuable upon conversion of 605,000 shares of Series I preferred stock or, if applicable, the exercise of warrants. The names of individual managing members who may be deemed to be beneficial owners of the shares held by Crestview Capital Offshore Fund II, L.P. are as follows: Richard Levy; and Stewart R. Flink. These persons disclaim such beneficial ownership.

(12)

Consists of shares of common stock issuable upon conversion of 20,000 shares of Series I preferred stock or, if applicable, the exercise of warrants. The names of individual managing members who may be deemed to be beneficial owners of the shares held by Crestview Capital Offshore Fund, Inc. are as follows: Richard Levy; and Stewart R. Flink. These persons disclaim such beneficial ownership.

(13)

Includes 72,578 shares of common stock issuable upon conversion of the same number of shares of Series H preferred stock and 188,600 shares of common stock issuable upon conversion of 112,500 shares of Series I preferred stock or, if applicable, the exercise of warrants. The names of individual officers who may be deemed to be beneficial owners of the shares held by Hexagon Investments, LLC are as follows: Scott Reiman, President; Brian Fleischmann, Vice President; and Michael Hipp, Executive Vice President. These persons disclaim such beneficial ownership.

(14)

Includes 145,157 shares of common stock issuable upon conversion of the same number of shares of Series H preferred stock and 377,200 shares of common stock issuable upon conversion of 225,000 shares of Series I preferred stock or, if applicable, the exercise of warrants. The names of individual officers who may be deemed to be beneficial owners of the shares held by Grandhaven, LLC are as follows: Scott Reiman, President; Brian Fleischmann, Vice President; and Michael Hipp, Executive Vice President. These persons disclaim such beneficial ownership.

(15)

Includes 43,547 shares of common stock issuable upon conversion of the same number of shares of Series H preferred stock and 113,160 shares of common stock issuable upon conversion of 67,500 shares of Series I preferred stock or, if applicable, the exercise of warrants. The names of individual officers who may be deemed to be beneficial owners of the shares held by Legacy Enterprises, LLC are as follows: Scott Reiman, President; Brian Fleischmann, Vice President; and Michael Hipp, Executive Vice President. These persons disclaim such beneficial ownership.

(16)

Includes 29,031 shares of common stock issuable upon conversion of the same number of shares of Series H preferred stock and 75,440 shares of common stock issuable upon conversion of 45,000 shares of Series I preferred stock or, if applicable, the exercise of warrants. The names of individual executive officers who may be deemed to be beneficial owners of the shares held by Labyrinth Enterprises, LLC are as follows: Scott Reiman, President; Brian Fleischmann, Vice President; and Michael Hipp, Executive Vice President. These persons disclaim such beneficial ownership.

(17)

Consists of shares of common stock issuable upon conversion of 50,000 shares of Series I preferred stock or, if applicable, the exercise of warrants. Does not include shares of common stock owned by selling stockholder Big Partners V, L.P., of which Mr. Builder is the sole general partner, including 350,000 shares of common stock issuable upon conversion of the same number of shares of Series H preferred stock. Mr. Builder may be deemed to indirectly beneficially own all of the shares owned by the partnership. Mr. Builder disclaims beneficial ownership of all such shares.

(18)

Includes of 135,382 shares of common stock issuable upon conversion of the same number of shares of Series H preferred stock and 83,822 shares of common stock issuable upon conversion of 50,000 shares of Series I preferred stock or, if applicable, the exercise of warrants.

(19)

Includes 838,223 shares of common stock issuable upon conversion of 500,000 shares of Series I preferred stock or, if applicable, the exercise of warrants. The Sama Partnership is a nominee name for a trust for the benefit of the children of selling stockholder Juan A. Rodriguez, an officer and director of Exabyte, the trustee of which is Mr. Rodriguez' spouse. Mr. Rodriguez may be deemed to beneficially own all of the shares owned by the partnership. Mr. Rodriguez disclaims beneficial ownership of all such shares. Does not include 655,106 shares of common stock beneficially owned by Mr. Rodriguez, including 250,000 shares of common stock issuable upon conversion of the same number of shares of Series H preferred stock and 297,000 shares of common stock subject to options exercisable within 60 days of July 30, 2002.

(20)

Includes 2,212,909 shares of common stock issuable upon conversion of 1,320,000 shares of Series I preferred stock or, if applicable, the exercise of warrants, and 180,000 shares of common stock subject to options exercisable within 60 days of July 30, 2002. Mr. Ward is an officer of Exabyte. See also "Certain Relationships and Transactions - Certain Officers."

(21)

Information is based in part on an amendment to Schedule 13G filed on February 14, 2002 (the "Centennial 13G") with the Securities and Exchange Commission by each of Centennial Fund VI, L.P., a private equity investment fund and Centennial Holdings VI, LLC, a manager of private equity investment funds and the sole general partner of Centennial Fund VI, L.P. and Centennial Entrepreneurs Fund VI, L.P. (together the "Centennial VI Funds"). Centennial Holdings VI, LLC may be deemed to indirectly beneficially own all of the shares owned by the Centennial VI Funds. In the Schedule 13G, the reporting persons excluded from the number of shares over which they have voting and dispositive power all shares owned by Centennial Fund V, L.P., Centennial Entrepreneurs Fund V, Centennial Holdings I, LLC, each of which is a selling stockholder, and Centennial Holdings V, L.P. Centennial Holdings V, L.P. is the sole general partner of selling stockholders Centennial Fund V, L.P. and Centennial Entrepreneurs Fund V, L.P. and may be deemed to indirectly beneficially own all of the shares owned by those funds. Centennial Holdings V, L.P. disclaims beneficial ownership of all such shares.

(22)

Includes 291,262 shares of common stock issuable upon conversion of the same number of shares of Series H preferred stock. The names of individual general partners of Centennial Holdings V, L.P., the general partner of Centennial Fund V, L.P., who may be deemed to be beneficial owners of the shares held by Centennial Fund V, L.P. are as follows: Steven C. Halstedt; Jeffrey H. Schutz; David C. Hull, Jr.; and Adam Goldman. These persons disclaim such beneficial ownership.

(23)

Includes 8,738 shares of common stock issuable upon conversion of the same number of shares of Series H preferred stock. The names of individual general partners of Centennial Holdings V, LP, the general partner of Centennial Entrepreneurs Fund V, L.P., who may be deemed to be beneficial owners of the shares held by Centennial Entrepreneurs Fund V, L.P. are as follows: Steven C. Halstedt; Jeffrey H. Schutz; David C. Hull, Jr.; and Adam Goldman. These persons disclaim such beneficial ownership.

(24)

Includes 1,956,074 shares of common stock issuable upon conversion of the same number of shares of Series H preferred stock. The names of individual managing principals of Centennial Holdings VI, LLC, the general partner of Centennial Fund VI, L.P., who may be deemed to be beneficial owners of the shares held by Centennial Fund VI, L.P. are as follows: Steven C. Halstedt; Jeffrey H. Schutz; David C. Hull, Jr.; Duncan T. Butler, Jr.; and Adam Goldman. These persons disclaim such beneficial ownership.

(25)

Includes 58,682 shares of common stock issuable upon conversion of the same number of shares of Series H preferred stock. The names of individual managing principals of Centennial Holdings VI, LLC, the general partner of Centennial Entrepreneurs Fund VI, L.P., who may be deemed to be beneficial owners of the shares held by Centennial Entrepreneurs Fund VI, L.P. are as follows: Steven C. Halstedt; Jeffrey H. Schutz; David C. Hull, Jr.; Duncan T. Butler, Jr.; and Adam Goldman. These persons disclaim such beneficial ownership.

(26)

Includes 39,121 shares of common stock issuable upon conversion of the same number of shares of Series H preferred stock. The names of individual managers who may be deemed to be beneficial owners of the shares held by Centennial Holdings I, LLC are as follows: Steven C. Halstedt; Jeffrey H. Schutz; David C. Hull, Jr.; Duncan T. Butler, Jr.; and Adam Goldman. These persons disclaim such beneficial ownership.

(27)

Consists of shares of common stock issuable upon conversion of the same number of shares of Series H preferred stock. Does not include shares of common stock beneficially owned by selling stockholder Allen A. Builder, the sole general partner of Big Partners V, L.P., including shares of common stock issuable upon conversion of 50,000 shares of Series I preferred stock or, if applicable, the exercise of warrants. Mr. Builder may be deemed to indirectly beneficially own all of the shares owned by the partnership. Mr. Builder disclaims beneficial ownership of all such shares.

(28)	Consists of shares of common stock issuable upon conversion of the same number of shares of Series H preferred stock. James Monroe III is the sole trustee of the James Monroe III, Grantor Trust.
(29)	Consists of shares of common stock issuable upon conversion of the same number of shares of Series H preferred stock.
(30)

Includes 1,000,000 shares of common issuable upon conversion of the same number of shares of Series H preferred stock, and 22,018 shares of common stock subject to options exercisable within 60 days of July 30, 2002. Mr. Almon is a director of Exabyte.

(31)

Includes 250,000 shares of common stock issuable upon the same number of shares of Series H preferred stock and 297,000 shares of common stock subject to options exercisable within 60 days of July 30, 2002. Mr. Rodriguez, an officer and director of Exabyte, may also be deemed to beneficially own all of the shares owned by selling stockholder The Sama Partnership, as described in note 19 to this selling stockholders table. Mr. Rodriguez disclaims beneficial ownership of all shares beneficially owned by The Sama Partnership.

Table II

Beneficial Ownership of Series G and Series I Preferred Stock and Warrants
	Beneficial Ownership Before Offering					Beneficial Ownership After Offering
Selling Stockholder	Series G Preferred Stock Owned And That May Be Offered	Series I Preferred Stock Owned And That May Be Offered	Warrants That May be Offered	% Owned and % Total Voting Power of Series G Preferred Stock	% Owned and % Total Voting Power of Series I Preferred Stock and Warrants	% Owned and % Total Voting Power of Preferred Stock and Warrants
Meritage Private Equity Fund, L.P.	0	2,411,200	**	0	28.6%	0
Meritage Private Equity Parallel Fund, L.P.	0	294,800	**	0	3.5%	0
Meritage Entrepreneurs Fund, L.P.	0	44,000	**	0	*	0
State of Wisconsin Investment Board	1,500,000	1,750,000	**	100.0%	20.7%	0
Valley Ventures II, L.P.	0	200,000	**	0	2.4%	0
Millennial Holdings LLC	0	46,758	**	0	*	0
The Millennial Fund	0	13,242	**	0	*	0
Tankersley Family Limited Partnership	0	20,000	**	0	*	0
Crestview Capital Fund, LP	0	625,000	**	0	7.4%	0
Crestview Capital Fund II, LP	0	605,000	**	0	7.2%	0
Crestview Capital Offshore Fund, Inc.	0	20,000	**	0	*	0
Hexagon Investments, LLC	0	112,500	**	0	1.3%	0
Grandhaven, LLC	0	225,000	**	0	2.7%	0
Legacy Enterprises, LLC	0	67,500	**	0	*	0
Labyrinth Enterprises, LLC	0	45,000	**	0	*	0
Allen A. Builder	0	50,000	**	0	*	0
Mark Rossi	0	50,000	**	0	*	0
The Sama Partnership	0	500,000	**	0	5.9%	0
Tom Ward	0	1,320,000	**	0	15.6%	0
Michael R. Jacks	0	18,750	**	0	*	0
Gary J. Shemano	0	18,750	**	0	*	0

*Less than 1%

**Warrants may be issued only upon redemption or other involuntary retirement of shares of Series I preferred stock. The right to receive warrants is a contractual obligation and is not part of the Series I preferred stock terms. Accordingly, the warrants may be considered the same number as the number of Series I preferred stock.

For information regarding the beneficial ownership of shares by the selling stockholders shown in Table II, please see the notes to Table I above.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

Series G Issuance

On April 12, 2001, we entered into an agreement with State of Wisconsin Investment Board ("SWIB"), one of the selling stockholders, under which we sold 1,500,000 shares of our Series G preferred stock to SWIB at $2.00 per share for total proceeds of $3,000,000. The purchase agreement for the Series G preferred stock contains registration rights for the Series G preferred stock, the shares of common stock issuable upon conversion of the Series G preferred stock, and shares of common stock that may be issued in payment of dividends on the Series G preferred stock.

See "Description of Capital Stock" for information on the terms of Series G preferred stock.

Merger and Series H Issuance

On November 9, 2001, Ecrix Corporation merged into a subsidiary of Exabyte, and we issued a total of 10,000,000 shares of Exabyte common stock to the former Ecrix stockholders. Additionally, in conjunction with merger, certain investors of Ecrix purchased 9,650,000 shares of new Series H preferred stock of Exabyte at $1.00 per share. These transactions were approved by our stockholders. Because the holders of Series H preferred stock have registration rights for their common stock, including the common stock underlying the Series H preferred stock, we agreed, with the consent of the holders of Series H preferred stock, to register such shares. The selling stockholders include all of the purchasers of Series H preferred stock and the number of shares of Series H preferred stock beneficially owned by each of them is set forth in the notes to the selling stockholders table above.

In the agreement for the Ecrix merger, we agreed that three persons designated by Ecrix would be nominated for election to the Exabyte board. As a result, Juan A. Rodriguez, G. Jackson Tankersley, and William J. Almon, Sr. were elected to the Exabyte board. Exabyte also agreed that Exabyte's board would continue to include three directors (or such greater number of directors as shall constitute the maximum number of members that represent a numerical minority of the board) who are nominated by the Ecrix designees. Upon the death, resignation or removal of any Ecrix designee, Exabyte will cause the vacancy to be filled by a subsequent designee recommended by the remaining Ecrix designees then serving on the board. However, the total number of directors that may be designated by the Ecrix designees is subject to the following:

If at any time the holders of Series H preferred stock beneficially own less than 30% of the voting power of all classes of Exabyte's voting securities, the number of directors that Exabyte is obligated to include on the board of directors will be reduced so that the number of these designees expressed as a percentage of the entire board of directors is approximately equal to the percentage of the outstanding voting power then beneficially owned by the holders of Series H preferred stock rounded to the nearest whole directorship but in any event not a majority; provided, that if the holders of Series H preferred stock beneficially own less than 10% of the outstanding voting power of all classes of Exabyte's voting securities, the number of Ecrix designees is zero.

See "Description of Capital Stock" for information on the terms of Series H preferred stock.

Series I Issuance

On May 17, 2002 we entered into the Series I preferred stock purchase agreement with a number of purchasers. As amended, the agreement provided for the sale of a total of 8,400,000 shares of Series I preferred stock at $1.00 per share in two closings. The first closing on May 17, 2002 concerned the sale of 3,890,100 shares of Series I preferred stock. The second closing for 4,509,900 shares of Series I preferred stock was on July 31, 2002, following stockholder approval at a Special meeting of Stockholders on July 30, 2002. The agreement contains registration rights for the Series I preferred stock, warrants which may be issued upon the redemption or otherwise involuntary retirement of the Series I preferred stock, and the common stock issuable upon conversion of the Series I preferred stock and exercise of any such warrants. The selling stockholders include all of the purchasers of the Series I preferred stock and the number of shares of Series I preferred stock beneficially owned by each of them is set forth in the notes to the selling stockholders table above. The purchasers of Series I preferred stock included Meritage Private Equity Fund, L.P. and the State of Wisconsin Investment Board, both of which are significant stockholders of Exabyte. The purchasers of Series I preferred stock also included an officer and a party related to one officer as explained below.

In accordance with the Series I purchase agreement, Exabyte's bylaws have been amended to provide limitations on the grant of stock options, the issuance of conversion or other rights exercisable to purchase common stock, and certain arrangements for the sale of common stock, unless stockholder approval is obtained.

The Series I purchase agreement contains a price protection provision for the Series I preferred stock that applies if during the period beginning on May 17, 2002 and ending 270 days thereafter Exabyte sells or enters into an agreement to sell shares of its common stock, or issues certain options or other rights to receive shares of common stock, at a price per share that is less than the then-effective conversion price of the Series I preferred stock. The difference between the conversion price and the price in the dilutive issuance is payable in cash; or, in the alternative, holders of the Series I preferred stock may exchange Series I preferred stock shares for securities issued in the dilutive issuance at the price reflected in the dilutive issuance.

The Series I purchase agreement provides for the potential issuance of warrants in certain circumstances. If we redeem or otherwise retire the Series I preferred stock (other than pursuant to a conversion of Series I preferred or a reclassification or exchange of Series I preferred stock for other securities that preserve in all respects the benefits of the conversion rights of the Series I preferred stock), we will issue to each former holder of the Series I preferred shares so redeemed for no additional consideration, warrants representing the right to acquire the number of shares of our common stock equal to the number of shares of common stock issuable upon conversion of the shares of Series I preferred stock redeemed, at a per-share price equal to the conversion price of the Series I preferred stock (which is currently $.5965) in effect on the date of redemption. This obligation is contractual and is not part of the Series I preferred terms. These warrants are securities that may be sold pursuant to this prospectus.

Under the Series I purchase agreement, Exabyte has the right for up to 120 days after May 17, 2002 to issue all or any portion of the balance of the 10,000,000 authorized shares of Series I preferred stock that are not issued pursuant to the purchase agreement at one or more closings; provided, however, that:

          (1)     such additional issuances are on terms no less favorable to Exabyte than those set forth in the Series I purchase agreement,

          (2)     the issuances are effective pursuant to an agreement substantially identical to the Series I purchase agreement, and

          (3)     any new investors are reasonably satisfactory to each of the purchasers party to the Series I purchase agreement.

Under the terms of the Series I purchase agreement, Exabyte will enlarge its board of directors to a total of eight, and one of the selling stockholders, Meritage Private Equity Fund, L.P., will be permitted to designate the new director. Meritage currently has a representative on the board as a result of the merger of Ecrix Corporation into an Exabyte subsidiary in November 2001.

See "Description of Capital Stock" for information on the terms of Series I preferred stock.

Certain Officers

Juan A. Rodriguez is Chairman of the Board and Chief Technologist of Exabyte and is a selling stockholder. Prior thereto, Mr. Rodriguez was our interim President and Chief Executive Officer from January 2002 to June 2002. In addition to shares of common stock and preferred stock directly and indirectly beneficially owned by Mr. Rodriguez, Mr. Rodriguez may be deemed to indirectly beneficially own all of the shares owned by selling stockholder The Sama Partnership, which is the nominee name of a trust for the benefit of Mr. Rodriquez' children, the trustee of which is Mr. Rodriguez' spouse. The number of shares of common stock beneficially owned by each of Mr. Rodriguez and The Sama Partnership is set forth in notes 31 and 19, respectively of the selling stockholders table.

Tom Ward, who was elected as our President and Chief Executive Officer in June 2002, is a selling stockholder. He agreed to acquire 1,200,000 shares of Series I preferred stock at the time of his election as an officer, and a short time later he agreed to acquire an additional 120,000 shares of Series I preferred stock. Also at that time, Mr. Ward was granted an option to purchase 3,000,000 shares of Exabyte's common stock, which vests at the rate of 2% per month, and an option to purchase an additional 4,000,000 shares of common stock, which has a vesting schedule that accelerates based on the market price of our common stock. The exercise price of the options granted is the closing price of our common stock on the Nasdaq National Market on July 30, 2002, the date of stockholder approval of both of these options.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

Our restated certificate of incorporation provides for authorized capital stock of 100,000,000 shares of common stock, $.001 par value, and 30,000,000 shares of preferred stock, $.001 par value.

Staggered Board of Directors

We have a staggered board of directors that is divided into three classes. Directors serve for a term of three years each. A director may be removed with cause by a majority of all of the outstanding shares of capital stock entitled to vote generally in the election of directors. A director may only be removed without cause by holders of at least 66 2/3% of all of the outstanding shares of capital stock entitled to vote generally in the election of directors.

Common Stock

The voting, dividend and liquidation rights of the holders of common stock are subject to and qualified by the rights of holders of preferred stock of any series as may be designated by the board of directors upon any issuances of the preferred stock of any series.

Holders of the common stock are entitled to one vote for each share held at all meetings of stockholders, including the election of directors. There is no cumulative voting, and holders of the common stock do not have preemptive rights.

Dividends may be declared and paid on the common stock from funds lawfully available therefore as and when determined by the board of directors and subject to any preferential dividend rights of any then outstanding preferred stock.

Upon dissolution or liquidation of the Company, whether voluntary or involuntary, holders of common stock will be entitled to receive all assets of the Company available for distribution, subject to any preferential rights of any then outstanding preferred stock.

Preferred Stock

General

Our board of directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the designation, preferences, powers and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference and to fix the number of shares to be included in any such series. Any preferred stock so issued may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights.

We have issued and outstanding as of the date of this registration statement Series G convertible preferred stock, Series H convertible preferred stock and Series I convertible preferred stock. The following descriptions of these series of preferred stock are each qualified in their entirety by reference to the applicable documents included as exhibits to this registration statement and incorporated herein by reference.

Series G Preferred Stock

We have designated 1,500,000 shares of our authorized capital stock as Series G convertible preferred stock, all of which are outstanding. The Series G preferred stock ranks senior to our common stock. The terms of the Series G preferred stock prohibit us from creating a class of securities having preferences senior to the Series G preferred stock without the prior unanimous consent of the holders of the Series G preferred stock. Holders of the Series G preferred stock, in preference to the holders of Exabyte common stock and any other stock of Exabyte that is not by its terms expressly senior to in right of payment to the Series G preferred stock, collectively referred to as junior stock, shall be entitled to received dividends, when and as declared by the board of directors, out of funds that are legally available for such purpose. Shares of Series G preferred stock accrue dividends at a rate of 9% per annum on the aggregate original issue price and are compounded if not paid on each annual anniversary of the original issue date, April 16, 2001. Dividends must be paid in cash unless prohibited by any agreement in existence on the original issue date, in which case they are payable in a number of shares of common stock calculated by dividing the dividend amount by $2.00 per share. Our bank line of credit agreement, which was not in existence on the original issue date of Series G preferred stock, prohibits the payment of cash dividends, unless approved by the bank.

In addition to the preferential dividend, holders of the Series G preferred stock are entitled to receive any dividends declared by the board of directors upon shares of common stock or any other junior stock on an as-converted basis.

Upon any liquidation, dissolution or winding up of Exabyte, holders of Series G preferred stock are entitled to receive, before any distribution or payment is made to the holders of any junior stock, an amount equal to the original per share purchase price plus all accrued but unpaid dividends on the Series G preferred stock. After payment of the full liquidation preference, the remaining funds and other assets of Exabyte legally available for distribution, if any, shall be distributed pro rata among the holders of the common stock and the Series G preferred stock on an as-converted basis.

Except as required by law or Exabyte's restated certificate of incorporation, as amended ("certificate of incorporation"), holders of Series G preferred stock vote with the common stock on all matters submitted to a vote of the stockholders, including the election of directors, and may cast a number of votes equal to the number of shares of common stock into which the shares of Series G preferred stock may then be converted.

Each share of Series G preferred stock may be converted, at the option of the holder, into a number of shares of common stock equal to the original issue price of $2.00, divided by $2.40 per share. The Series G conversion price is subject to adjustment to give effect to any stock split, common stock dividend, reclassification, reorganization or other similar changes in Exabyte capital common stock.

Beginning on April 16, 2003, we have the right, but not the obligation, to redeem the Series G preferred stock if the closing price of our common stock for each of the preceding 30 trading days is greater than the conversion price of the Series G preferred stock. The liquidation value is $2.00 per share, plus accrued but unpaid dividends.

Exabyte may not, without the prior approval of all of the shares of Series G preferred stock, take any of the following actions:

          --     amend or change the rights, preferences, privileges or powers of, or the restrictions for the benefit of, the Series G preferred stock so as to adversely affect the rights, preferences, privileges or powers of the Series G shares;

          --     authorize, create or issue shares of any class of stock having preferences superior to the Series G preferred stock;

          --     reclassify outstanding shares into shares having preferences or priorities as to dividends or assets senior to the preference of the Series G preferred stock;

          --     amend Exabyte's certificate of incorporation so as to adversely affect the rights of the Series G preferred stock;

          --     declare or pay a dividend on the common stock other than a dividend payable solely in shares of common stock, and except when paid in accordance with the terms of the Series G preferred stock; or

          --     enter into any acquisition or asset transfer, as such terms are defined in the
                  Series G preferred stock certificate of designation.

The holders of Series G preferred stock have registration rights for the Series G preferred stock, the shares of common stock issuable upon conversion of the Series G preferred stock and the shares of common stock that may be issued as payment of dividends on the Series G preferred stock.

Series H Preferred Stock

We have designated 9,650,000 shares of our authorized capital stock as Series H convertible preferred stock, all of which are outstanding. No dividends are payable on the Series H preferred stock.

Upon any liquidation, dissolution or winding up of Exabyte, before any distribution or payment is made to holders of common stock and any other stock of Exabyte that is not expressly senior in any right of payment to the Series H preferred stock, the Series H preferred stock is entitled to be paid a preferential payment in an amount equal to $1.00 per share. The Series H preferred stock is pari passu to the outstanding Series G preferred stock. After payment in full of the liquidation preference of the Series H preferred stock and any other outstanding series of preferred stock, any remaining assets shall be distributed pro rata among the holders of the common stock and any convertible preferred stock on an as-converted basis.

Holders of the Series H preferred stock vote with the holders of outstanding shares of common stock (and not as a separate class) at any annual or special meeting of the stockholders of Exabyte. Each holder of Series H preferred stock is entitled to a number of votes equal to the whole number of shares of common stock into which the holders' aggregate number of shares of Series H preferred stock are convertible immediately after the close of business on the record date fixed for any meeting of the stockholders.

At the option of the holders, the Series H preferred stock may be converted at any time into fully paid and nonassessable shares of Exabyte common stock. The number of shares of common stock into which the shares of Series H preferred stock are converted will be determined by multiplying the Series H conversion rate then in effect by the number of shares of Series H preferred stock being converted. The Series H preferred stock conversion rate will initially be the original issuance price of the Series H preferred stock ($1.00) divided by the initial conversion price ($1.00), resulting in a conversion ration of 1:1, subject to adjustment for any stock splits, common stock dividends, reclassifications, reorganizations or similar changes affecting the Series H preferred stock.

Commencing on November 9, 2003, Exabyte has the right, but not the obligation, to redeem some or all of the then outstanding shares of Series H preferred stock at a price per share of $3.00, if the closing price of the common stock on each of the 30 consecutive trading days prior to the date that Exabyte seeks to redeem Series H shares is greater than $3.00.

Exabyte may not, without first obtaining the affirmative vote or written consent of the holders of not less than a majority of the outstanding shares of Series H preferred stock, which vote or consent shall not be unreasonably withheld or delayed, take any of the following actions:

          --     amend or change the rights, preferences, privileges or powers of, or the restrictions for the benefit of, the Series H preferred stock so as to adversely affect the rights, preferences, privileges or powers of the Series H shares;

          --     authorize, create or issue shares of any class of stock having preferences superior to the Series H preferred stock;

          --     reclassify outstanding shares into shares having preferences or priorities as to dividends or assets senior to the preference of the Series H preferred stock;

          --     amend Exabyte's certificate of incorporation so as to adversely affect the rights of the Series H preferred stock; or

          --     enter into any acquisition or asset transfer, as such terms are defined in the
                  Series H preferred stock certificate of designation.

Under the terms of the merger of Ecrix Corporation into a subsidiary of Exabyte, which occurred in November 2001, we agreed that three persons designated by Ecrix would be nominated for election to the Exabyte board. For information regarding these provisions, see "Directors and Executive Officers."

The holders of Series H preferred stock have demand and piggyback registration rights for their common stock, including the common stock issuable upon conversion of the Series H preferred stock.

Series I Preferred Stock

We have designated 10,000,000 shares of our authorized capital stock as Series I convertible preferred stock, of which 8,437,500 shares are outstanding. The Series I preferred stock is senior to other Exabyte stock. The terms of the Series I preferred stock prohibit us from creating a class of securities having preferences senior to the Series I preferred stock without the prior affirmative vote or written consent of not less than 2/3 of the outstanding shares of Series I preferred stock.

Holders of Series I preferred stock, in preference to the holders of Exabyte common stock, Series G preferred stock, Series H preferred stock and any other stock of Exabyte that is not by its terms expressly senior to in right of payment to the Series I preferred stock, shall be entitled to receive dividends, when, as and if declared by the board of directors, out of funds legally available for such purpose. Shares of Series I preferred stock accrue dividends at a rate of 12% per annum of the original issue price ($1.00) and are compounded if not paid on a quarterly basis commencing on June 30, 2002. However, on the earlier of January 1, 2007 or the date of a change in control (as defined in the Series I preferred stock certificate of designation), the dividend rate will increase to 15% per annum. Dividends are payable in cash; however, Exabyte cannot declare or pay any cash dividends for so long as we are prohibited from doing so by any existing or future agreements governing Exabyte's indebtedness for borrowed money. Our bank line of credit agreement prohibits the payment of cash dividends, unless approved by the bank.

In addition to the preferential dividend, holders of the Series I preferred stock are entitled to receive any dividends declared by the board of directors upon shares of common stock, whether in cash or other property, on an as-converted basis. The foregoing provisions do not restrict the payment of dividends on the common stock or Series G preferred stock payable solely in shares of common stock, for which an adjustment is made to the conversion price of the Series I preferred.

Upon any liquidation, dissolution or winding up of Exabyte, holders of Series I preferred stock are entitled to receive, before any distribution or payment is made to the holders of any junior stock, an amount equal to two times the original per share purchase price plus all accrued but unpaid dividends on the Series I preferred stock. The liquidation value will increase to $3.00 per share on the earlier of January 1, 2007 or the date of a change in control (as defined in the Series I preferred stock certificate of designation). If a change in control occurs prior to May 17, 2004, such step-up will not be effective until 30 days following the date of such change in control. After payment of the full liquidation preference of all shares of junior stock having a preference on liquidation over the common stock, the remaining funds and other assets of Exabyte legally available for distribution, if any, shall be distributed pro rata among the holders of the common stock and the Series I preferred stock on an as-converted basis.

Except as otherwise required by law, holders of Series I preferred stock vote with the common stock (and not as a separate class) and may cast a number of votes equal to the number of votes determined by dividing the original issue price of $1.00 by the closing price of the common stock on May 17, 2002 (which was $1.00). Such voting rights are to be adjusted for any stock splits, stock dividends or similar transactions affecting the common stock after May 17, 2002.

Each share of Series I preferred stock may be converted, at the option of the holder, into a number of shares equal to the original issue price of $1.00 divided by $.5965, subject to adjustments, multiplied by the number of shares of Series I preferred stock being converted. The conversion ratio is subject to adjustment for any stock splits, stock dividends, reclassifications, mergers or similar events. The Series I preferred stock will automatically convert into shares of common stock at the then conversion rate at the close of business on the date when all of the following conditions are satisfied:

          --     the closing sale price of our common stock has been $4.00 or more per share for a period of 30 consecutive trading days and the average daily trading volume of the common stock has exceeded 100,000 shares during such period, subject to adjustments;

          --     resales of shares of the Series I preferred stock are covered by an effective registration statement filed with the Securities and Exchange Commission at all times during such 30-day period; and

          --     all outstanding shares of Series G preferred stock and Series H preferred stock are previously or simultaneously converted into shares of common stock in accordance with their respective terms.

On the earlier of May 17, 2003 or the date of a change in control, we have the right, but not the obligation, to redeem some or all of the shares of the then outstanding Series I preferred stock at a price per share equal to the liquidation value.

Exabyte may not, without first obtaining the affirmative vote or written consent of not less than 2/3 of the outstanding shares of Series I preferred stock take any of the following actions:

          --     amend or change the rights, preferences, privileges or powers of, or the restrictions for the benefit of, the Series I preferred stock so as to adversely affect the rights, preferences, privileges or powers of the Series I shares;

          --     authorize, create or issue shares of any class of stock having preferences superior to the Series I preferred stock;

          --     reclassify outstanding shares into shares having preferences or priorities as to dividends or assets senior to the preference of the Series I preferred stock;

          --     amend Exabyte's certificate of incorporation, so as to adversely affect the rights of the Series I preferred stock;

          --     declare or pay a dividend on the common stock or other junior securities other than a dividend on the common stock or the Series G preferred stock payable solely in shares of common stock; or

          --     enter into any acquisition or asset transfer, as such terms are defined in the
                  Series I preferred stock certificate of designation.

In accordance with the Series I purchase agreement, Exabyte's bylaws were amended to provide limitations on the grant of stock options, the issuance of conversion or other rights exercisable to purchase common stock, and certain arrangements for the sale of common stock, unless stockholder approval is obtained.

The Series I purchase agreement contains a price protection provision for the Series I preferred stock that applies if, for a period of 270 days from May 17, 2002, we sell or enter into an agreement to sell shares of our common stock, or issue options or other rights to receive shares of common stock, at a price per share that is less than the then-effective conversion price of the Series I preferred stock. The difference between the conversion price and the price in the dilutive issuance is payable in cash; or, alternatively holders of the Series I preferred stock may exchange Series I preferred shares for securities issued in the dilutive issuance at the price reflected in the dilutive issuance.

The Series I purchase agreement provides for the potential issuance of warrants in certain circumstances. If we redeem or otherwise retire the Series I preferred stock (other than pursuant to a conversion of Series I preferred or a reclassification or exchange of Series I preferred stock for other securities that preserve in all respects the benefits of the conversion rights of the Series I preferred stock), we will issue to each former holder of the Series I preferred shares so redeemed for no additional consideration, warrants representing the right to acquire the number of shares of our common stock equal to the number of shares of common stock issuable upon conversion of the shares of Series I preferred stock redeemed, at a per-share price equal to the conversion price of the Series I preferred stock (which is at the date of this prospectus $0.5965) in effect on the date of redemption.

Under the Series I purchase agreement, Exabyte has the right for up to 120 days from May 17, 2002, to issue all or any portion of the balance of the 10,000,000 authorized shares of Series I preferred stock that are not issued pursuant to the Series I purchase agreement at one or more closings; provided, however, that:

          --     such additional issuances are on terms no less favorable to Exabyte than those set forth in the Series I purchase agreement,

          --     the issuances are effective pursuant to a purchase agreement substantially identical to the Series I purchase agreement, and

          --     any new investors are reasonably satisfactory to each of the purchasers party to the Series I purchase agreement.

Under the terms of the Series I purchase agreement, Exabyte will enlarge its board of directors to a total of eight, and one of the holders of Series I preferred stock, Meritage Private Equity Fund, L.P., will be permitted to designate the new director. Meritage currently has one representative on the board as a result of the merger of Ecrix Corporation into a subsidiary of Exabyte.

The holders of Series I preferred stock have registrations rights for the Series I preferred stock, the warrants which may be issued upon the redemption or other involuntary retirement of the Series I preferred stock, and the common stock issuable upon conversion of the Series I preferred stock and exercise of any such warrants.

Warrants to Purchase Common Stock

Exabyte has issued a warrant to Meritage Private Equity Fund, L.P., which, along with certain affiliated entities, owns shares of our common stock, our Series H preferred stock and our Series I preferred stock, to purchase 100,000 shares of common stock at an exercise price of $0.83 per share. The warrant expires on April 23, 2012.

Under the terms of the Series I purchase agreement, in the event the Series I preferred stock is redeemed or other involuntarily retired, Exabyte will issue to the holders of the Series I preferred stock warrants to purchase a number of shares of our common stock equal to the number of shares issuable upon conversion of the Series I preferred stock, at a per-share price equal to the conversion price in effect on the date of such redemption. See also the description of our Series I preferred stock above.

Section 203 of the Delaware General Corporation Law

Our certificate of incorporation expressly states that we have elected to be governed by Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a "business combination", as defined in clause (c)(3) of that section, with an "interested stockholder", as defined in clause (c)(5) of that section, for a period of three years after the date of the transaction in which the stockholder became an interested stockholder unless the interested stockholder owns at least 85% of the voting stock after consummation of the transaction resulting in the stockholder becoming an interested stockholder or the business combination is approved by the Board of Directors and by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Stockholders Meetings

Only our Chairman of the Board, our President or a majority of our board of directors may call a special meeting of our stockholders.

No Action by Written Consent

Our certificate of incorporation prohibits our stockholders from taking any action by written consent in lieu of a meeting of stockholders.

Limitations on Liability of Officers and Directors

Our certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law.

Article 5 of our by-laws provides that to the fullest extent permitted under the DGCL, Exabyte will indemnify its directors and executive officers, including the advancement of expenses. The by-laws provide, however, that we are not required to indemnify any director or executive officer in connection with any proceeding initiated by such person against Exabyte or its directors, officers, employees or agent, unless such indemnification is expressly required by law, the proceeding was authorized by the Board of Directors or such indemnification is provided by Exabyte in its sole discretion.

In addition, we have entered into contractual agreements with our directors and executive officers whereby we have agreed to indemnify them against any expenses, amounts paid in settlement or other amounts incurred by them by reason of the fact that they were directors or officers of Exabyte.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Change in Control

We have taken a number of actions that may deter a hostile takeover or delay or prevent a change in control, including the following:

          --     classifying the board of directors into three classes;

          --     authorizing a significant amount of common and preferred stock which we may issue without stockholder approval;

          --     authorizing the board of directors to determine voting rights and other provisions of preferred stock;

          --     requiring that stockholder action take place at a meeting of stockholders and not by written consent;

          --     requiring advance notice of stockholder proposals and director nominations;

          --     providing that only the board of directors may increase the authorized number of directors; and

          --     requiring that only our Chairman of the Board, President or a majority of directors may call special stockholder meetings.

PLAN OF DISTRIBUTION

The selling stockholders and their successors, including their transferees, pledges or donees or their successors, may sell the securities offered under this prospectus directly to purchasers in privately negotiated transactions or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved. Neither Exabyte nor the selling stockholders can presently estimate the amount of this compensation. There is no public market for shares of preferred stock or warrants offered pursuant to this prospectus.

The common stock, preferred stock or warrants that may be offered under this prospectus may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, and which are:

          --     on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the common stock may be listed or quoted at the time of sale;

          --     in the over-the-counter market; or

          --     in transactions otherwise than on these exchanges or systems or in the over-
                  the-counter market.

The aggregate proceeds to the selling stockholders from the sale of the securities offered by them will be the purchase price of the securities, less discounts and commissions, if any. The selling stockholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock, preferred stock or warrants to be made directly or through agents.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock, preferred stock or warrants may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Should the selling stockholders be "underwriters" within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

To the extent required, the specific common stock, preferred stock or warrants to be sold, the name of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this prospectus is a part. This prospectus also may be used, with Exabyte's consent, by donees or pledgees of the selling stockholder, or by other persons acquiring shares and who wish to offer and sell shares under circumstances requiring or making desirable its use.

In order to comply with the securities laws of some states, if applicable, the common stock, preferred stock or warrants may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock, preferred stock or warrants may not be sold unless the securities have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The common stock offered under this prospectus includes common stock to be issued upon conversion of the Series I preferred stock (or, if applicable, upon exercise of warrants issued upon redemption or other involuntary retirement of the Series I preferred stock by Exabyte), upon conversion of the Series H preferred stock, upon conversion of the Series G preferred stock, and as payment of dividends on the Series G preferred stock. The Series I, Series H and Series G preferred stock were issued pursuant to exemptions from the registration requirements of the Securities Act provided by Section 4(2) thereof and/or Regulation D promulgated thereunder. In connection with the issue of the Series I and Series G preferred stock, Exabyte agreed to register the Series I and Series G preferred stock, the warrants relating to Series I preferred stock and the underlying common stock offered under this prospectus under the Securities Act. In connection with the issue of Series H preferred stock, Exabyte agreed to register on demand or in accordance with piggyback registration rights, common stock offered under this prospectus. Exabyte and the selling stockholders have agreed to indemnify each other, and their respective controlling persons, against specific liabilities, including liabilities arising under the Securities Act and Exchange Act, in connection with the offer and sale of the securities. In addition, the selling stockholders may indemnify brokers, dealers, agents or underwriters that participate in transactions involving sales of the securities against specific liabilities, including liabilities arising under the Securities Act and/or Exchange Act. Exabyte will pay substantially all of the expenses incident to this offering of securities by the selling stockholders to the public, other than commissions and discounts of underwriters, brokers, dealers or agents.

VALIDITY OF SECURITIES

The validity of the securities offered hereby will be passed upon for us by Holland & Hart LLP.

EXPERTS

Our consolidated financial statements as of December 29, 2001 and December 30, 2000, and for each of the three years in the period ended December 29, 2001 incorporated by reference in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Exabyte's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PART II

Information Not Required In The Prospectus

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions, which will be paid by Exabyte. All amounts shown are estimates except for the SEC registration fee.

SEC registration fee	$4,804.00
Printing expenses	2,000.00
Legal fees and expenses	20,000.00
Accounting fees and expenses	5,000.00
Fees of transfer agent	-0-
Miscellaneous	2,500.00
Total	$34,304.00

Item 15. Indemnification of Directors and Officers

Article Fifth of our restated certificate of incorporation, as amended ("certificate of incorporation"), provides that to the fullest extent permitted under the General Corporation Law of the State of Delaware (the "DGCL"), a director of Exabyte shall not be personally liable to Exabyte or its stockholders for monetary damages for breach of fiduciary duty as a director.

Section 102(b)(7) of the DGCL provides that a corporation may eliminate or limit the personal liability of a director (or certain persons who, pursuant to the provisions of the certificate of incorporation, exercise or perform duties conferred or imposed upon directors by the DGCL) to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director:

          --     for any breach of the director's duty of loyalty to the corporation or its stockholders;

          --     for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

          --     under Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions); or

          --     for any transaction from which the director derived an improper personal benefit.

Article 5 of our bylaws provides that to the fullest extent permitted under the DGCL, Exabyte will indemnify its directors and executive officers, including the advancement of expenses. The bylaws provide, however, that Exabyte is not required to indemnify any director or executive officer in connection with any proceeding initiated by such person against Exabyte or its directors, officers, employees or agent, unless such indemnification is expressly required by law, the proceeding was authorized by the Board of Directors or such indemnification is provided by Exabyte in its sole discretion. Article 5 of the bylaws further authorizes Exabyte to indemnify its other officers, employees and other agents as set forth in the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation - a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Exabyte also has obtained insurance policies that provide coverage for Exabyte's directors and officers in certain situations, including claims or actions arising under the Securities Act, including some situations where Exabyte cannot directly indemnify the directors or officers.

In addition, Exabyte has entered into contractual agreements with its directors and executive officers whereby it has agreed to indemnify them against any expenses, amounts paid in settlement or other amounts incurred by such directors or officers by reason of the fact that he was a director or officer, respectively, of Exabyte.

Item 16. Exhibits
4.1

Restated Certificate of Incorporation (incorporated by reference to an exhibit to Exabyte's registration statement on Form S-1 (Reg. No. 33-30941) filed with the Securities and Exchange Commission ("Commission") on September 8, 1989, as amended by Amendment Nos. 1 and 2 filed on October 12, 1989 and October 16, 1989, respectively)

4.1(a)	Amendment to Restated Certificate of Incorporation (incorporated by reference to Exhibit 1.2 Exabyte's registration statement on Form 8-A/A filed with the Commission on June 7, 2002)
4.1(b)

Certificate of Designation of Series G Convertible Preferred Stock (incorporated by reference to Exhibit 3.4 to Exabyte's Annual Report on Form 10-K for the fiscal year ended December 30, 2000 filed with the Commission on April 27, 2001).

4.1(c)

Certificate of Designation of Series H Convertible Preferred Stock (incorporated by reference to Exhibit 3.5 of Exabyte's annual report on Form 10-K for the fiscal year ended December 29, 2001 filed with the Commission on March 25, 2002).

4.1(d)

Certificate of Designation of Series H Convertible Preferred Stock (incorporated by reference to Exhibit 3.5 of Exabyte's annual report on Form 10-K for the fiscal year ended December 29, 2001 filed with the Commission on March 25, 2002).

4.1(e)	Certificate of Designation of Series I Convertible Preferred Stock (incorporated by reference to Exhibit 10.2 to Exabyte's Current Report on Form 8-K filed with the Commission on May 20, 2002.)
4.2	Restated Bylaws (incorporated by reference to Exhibit 2 to Exabyte's registration statement on Form 8-A/A filed with the Commission on June 7, 2002).
4.3

Exabyte Share Purchase Agreement between Exabyte and State of Wisconsin Investment Board (incorporated by reference to Exhibit 10.19 to Exabyte's Annual Report on Form 10-K for the fiscal year ended December 30, 2000 filed with the Commission on April 27, 2001).

4.4

Agreement and Plan of Merger dated as of August 22, 2001 among Exabyte, Bronco Acquisition, Inc., Ecrix Corporation, Certain Lenders, and Certain Investors (incorporated by reference to Exhibit 2.1 to Exabyte's registration statement on Form S-4 (Reg. No. 333-69808), filed with the Commission on September 21, 2001, as amended by Amendment Nos. 1 and 2 filed with the Commission on October 5, 2001 and October 9, 2001, respectively).

4.5

Series I Preferred Stock Purchase Agreement dated as of May 17, 2002 by and among Exabyte and Certain Purchasers (incorporated by reference to Exhibit 10.1 to Exabyte's Current Report on Form 8-K filed with the Commission on May 20, 2002)

4.6	Amendment to Series I Preferred Stock Purchase Agreement (incorporated by reference to Exhibit 6 to Exabyte's Registration Statement on Form 8-A/A filed with the Commission on June 7, 2002)
4.7	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.3 to Exabyte's Current Report on Form 8-K filed with the Commission on May 20, 2002).
4.8	Fiscal 2002 Second Quarter Earnings Release, dated July 15, 2002 (incorporated by reference to Exhibit 99.1 to Exabyte's Current Report on Form 8-K filed with the Commission on July 26, 2002).
5	Opinion of Holland & Hart LLP*
12	Statements re computation of ratios*
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Holland & Hart LLP (contained in Exhibit 5)*
24	Power of Attorney*

* Previously filed with the Commission.

Item 17. Undertakings

1.        The undersigned registrant hereby undertakes:

           (a)     To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                   (i)     to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                   (ii)    to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                   (iii)   to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (1)(a)(i) and (1)(a)(ii) above will not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

           (b)     That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (c)     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2.         The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of any employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.         The undersigned registrant hereby undertakes that, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 (other than the provisions relating to insurance), or otherwise, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boulder, State of Colorado, on this 5th day of August, 2002.

EXABYTE CORPORATION
(Registrant)
By	/s/ Stephen F. Smith
Stephen F. Smith
Vice President, General Counsel & Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
* Tom Ward	President and Chief Executive Officer (Principal Executive Officer) and Director	August 5, 2002

Juan A. Rodriguez	Chairman of the Board, Chief Technologist and Director	August 5, 2002

* Craig G. Lamborn	Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	August 5, 2002

* William J. Almon, Sr.	Director	August 5, 2002

* Peter D. Behrendt	Director	August 5, 2002

* A. Laurence Jones	Director	August 5, 2002

* Thomas E. Pardun	Director	August 5, 2002

* G. Jackson Tankersley, Jr.	Director	August 5, 2002

*By /s/Stephen F. Smith Power of Attorney

EXHIBIT INDEX

The following exhibits are filed as a part of this Registration Statement.

4.1

Restated Certificate of Incorporation (incorporated by reference to an exhibit to Exabyte's registration statement on Form S-1 (Reg. No. 33-30941) filed with the Securities and Exchange Commission ("Commission") on September 8, 1989, as amended by Amendment Nos. 1 and 2 filed on October 12, 1989 and October 16, 1989, respectively)

4.1(a)	Amendment to Restated Certificate of Incorporation (incorporated by reference to Exhibit 1.2 Exabyte's registration statement on Form 8-A/A filed with the Commission on June 7, 2002)
4.1(b)

Certificate of Designation of Series G Convertible Preferred Stock (incorporated by reference to Exhibit 3.4 to Exabyte's Annual Report on Form 10-K for the fiscal year ended December 30, 2000 filed with the Commission on April 27, 2001).

4.1(c)

Certificate of Designation of Series H Convertible Preferred Stock (incorporated by reference to Exhibit 3.5 of Exabyte's annual report on Form 10-K for the fiscal year ended December 29, 2001 filed with the Commission on March 25, 2002).

4.1(d)

Certificate of Designation of Series H Convertible Preferred Stock (incorporated by reference to Exhibit 3.5 of Exabyte's annual report on Form 10-K for the fiscal year ended December 29, 2001 filed with the Commission on March 25, 2002).

4.1(e)	Certificate of Designation of Series I Convertible Preferred Stock (incorporated by reference to Exhibit 10.2 to Exabyte's Current Report on Form 8-K filed with the Commission on May 20, 2002.)
4.2	Restated Bylaws (incorporated by reference to Exhibit 2 to Exabyte's registration statement on Form 8-A/A filed with the Commission on June 7, 2002).
4.3

Exabyte Share Purchase Agreement between Exabyte and State of Wisconsin Investment Board (incorporated by reference to Exhibit 10.19 to Exabyte's Annual Report on Form 10-K for the fiscal year ended December 30, 2000 filed with the Commission on April 27, 2001).

4.4

Agreement and Plan of Merger dated as of August 22, 2001 among Exabyte, Bronco Acquisition, Inc., Ecrix Corporation, Certain Lenders, and Certain Investors (incorporated by reference to Exhibit 2.1 to Exabyte's registration statement on Form S-4 (Reg. No. 333-69808), filed with the Commission on September 21, 2001, as amended by Amendment Nos. 1 and 2 filed with the Commission on October 5, 2001 and October 9, 2001, respectively).

4.5

Series I Preferred Stock Purchase Agreement dated as of May 17, 2002 by and among Exabyte and Certain Purchasers (incorporated by reference to Exhibit 10.1 to Exabyte's Current Report on Form 8-K filed with the Commission on May 20, 2002)

4.6	Amendment to Series I Preferred Stock Purchase Agreement (incorporated by reference to Exhibit 6 to Exabyte's Registration Statement on Form 8-A/A filed with the Commission on June 7, 2002)
4.7	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.3 to Exabyte's Current Report on Form 8-K filed with the Commission on May 20, 2002).
4.8	Fiscal 2002 Second Quarter Earnings Release, dated July 15, 2002 (incorporated by reference to Exhibit 99.1 to Exabyte's Current Report on Form 8-K filed with the Commission on July 26, 2002).
5	Opinion of Holland & Hart LLP*
12	Statements re computation of ratios*
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Holland & Hart LLP (contained in Exhibit 5)*
24	Power of Attorney*

* Previously filed with the Commission.